FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

Assets	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$	Variation ThU.S.$
Current assets	3,919,325	3,544,325	375,000
Non-current assets	12,741,985	12,483,994	257,991

Total assets	16,661,310	16,028,319	3.95%

Liabilities	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$	Variation ThU.S.$
Current liabilities	1,429,642	1,097,593	332,049
Non-current liabilities	7,413,164	7,515,091	(101,927)
Non–parent participation	7,771	30,913	(23,142)
Net equity attributable to parent company	7,810,733	7,384,722	426,011

Total net equity and liabilities	16,661,310	16,028,319	3.95%

As of December 31, 2021, total assets increased MU.S.$ 633 compared to December 31, 2020, equivalent to a 3.95% variation. This variation was driven mainly by an increase in property, plants & equipment resulting from the investment in the MAPA project, accounts receivable from sales to national and foreign customers and inventories, which was partially offset by decreases in current tax assets and biological assets.

In turn, total liabilities increased by MU.S.$ 230 principally due to an increase in deferred tax liabilities and a determination and registration of dividend provisions (see Note 26)

The main financial and operational indicators related to the Statement of Financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	12-31-2021	12-31-2020
Current Liquidity (current assets / current liabilities)	2.74	3.23
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.69	2.10

Debt indicators	12-31-2021	12-31-2020
Debt to equity ratio (total liabilities / equity)	1.13	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.16	0.13
Long-term debt to total debt (non-current liabilities / total liabilities)	0.84	0.87

	12-31-2021	12-31-2020
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	7.52	1.25

Activity ratio	12-31-2021	12-31-2020
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.68	2.68
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.49	3.46
Inventory permanence-days ((inventories + biological assets) /cost of sales)	134.10	134.30
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	103.18	104.08

As of December 31, 2021, the short-term debt to total debt ratio represented 16% of total liabilities (13% as of December 31, 2020).

Our financial expenses coverage ratio increased from 1.25 to 7.52, mainly due to the profits before taxes generated for the period ended December 31, 2021, compared to lower profits before taxes generated in the same period of 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

b)	Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 1,434 compared to a profit of approximately MU.S.$ 67 in the same period of 2020. The variation of MU.S.$ 1,367 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	1,381
Distribution and Administrative Expenses	(214)
Other income and expenses	86
Others	114

Net change in profit (loss) before income tax	1,367

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Pulp	2,800,334	2,109,278
Wood	3,549,097	2,623,480
Other	330	111

Total revenues	6,349,761	4,732,869

On January 1, 2021 we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco´s current reality and with the way in which the management views the progress of business.

The new segments reported are Pulp and wood products, consistent with Arauco´s focus on end customers. For more information, see Notes 2 and 24 to the consolidated financial statements report as of December 31, 2021.

Sales costs	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Wood	773,732	844,548
Forestry work and other services	554,460	467,595
Depreciation and amortization	444,956	470,535
Other operating costs	1,908,455	1,662,606

Total sales costs	3,681,603	3,445,284

Profitability index	12-31-2021	12-31-2020
Profitability on equity	13.54	0.34
Profitability on assets	6.31	0.16
Return on operating assets	8.95	1.58

Profitability ratios	12-31-2021	12-31-2020
Income per share (U.S.$) (1)	8.6322	0.2262
Profit after tax (ThU.S.$) (2)	1,031,599	25,305
Gross margin (ThU.S.$)	2,668,158	1,287,585
Finance costs (ThU.S.$)	(219,982)	(268,179)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Profit (loss)	1,031,599	25,305
Finance costs	219,982	268,179
Finance income	(33,499)	(29,449)
Income tax expense	402,914	41,848
EBIT	1,620,996	305,883
Depreciation and amortization	492,704	516,012
EBITDA	2,113,700	821,895
Cost at fair value of the harvest	342,701	302,490
Gain from changes in fair value of biological assets	(81,986)	(182,950)
Exchange difference	5,281	39,111
Others*	113,674	91,288
Adjusted EBITDA	2,493,370	1,071,834

*	Considers loss of forest due to fires and theft and impairment provision for industrial property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

In the last quarter of 2021, billing was 23.9% higher than in the same period of 2020. This increase is attributable to a 40% increase in the average sale price, which was partially offset by a 5.8% decrease in the sales volume. The accumulated billing as of December 2021 increased in 34.1%, as a result of a better average price of 43%, was partially offset by a 4.5% decrease in sales volume.

During the fourth quarter, pulp demand remained stable, with some increased activities in certain markets, and a decline in prices in some markets towards the end of the third quarter, specially in Asia. Prices started to recover towards the end of the year. This trend changed due to minor increases in demand but mainly given by a low level of inventories in certain markets due to a supply affected by logistic issues affecting all industries worldwide.

World inventories for both fibers remained stable, increasing by 7 days compared to the same period in 2020, but the inventories have experienced an important change in terms of their availability, as a result of logistical problems.

Logistics have been affected by the delays of ships due to congestion in ports, mainly explained by sanitary regulations, lack of capacity, among others. This has meant more pulp trapped in the logistic chain that is not available to enter production processes generating shortages among paper producers.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

In China, the demand for pulp stabilized but there was no reactivation as is normal in a fourth quarter. Inventories were affected by the complexity in the supply chain. The lifting of restrictions regarding energy consumption normalized the demand for pulp and helped to stabilize the decrease in prices that was seen during the third quarter.

Shipping delays, the temporary closure of some ports or railway terminals used by russian pulp producers, supply problems from Canada due to serious congestion in its ports on the West Coast created uncertainty and decrease in inventories, which generated increases in prices led by long fiber towards the end of the quarter.

The price of long fiber pulp fell in October, stabilized in November, and slightly increased in December. In short fiber were a similar situation but a steadier trend. The spread between the long and short fiber decreased again, reaching US$155 at the end of December 2021, considered a normal differential. The tissue industry continued to improve and other types of papers such as printing and writing remained relatively stable during the quarter, with some producers trying to implement price increases for their products.

In Europe, pulp demand continued positively throughout the quarter, prices remained largely unchanged at a high level.

The tissue industry, P&W and others continue to be active and managed to transfer pulp, energy and logistics costs to the final prices. The tissue industry recovered mainly due to an improvement in the Away-From Home segment.

The P&W industry remained strong, producers have orders until the first quarter of 2022 and very good prospects. By the end of the last quarter of 2021 additional price increases in several types of paper were announced, caused by the high demand but also by the announcement of a strike that mainly affects paper production.

The textile pulp market remained stable during the fourth quarter of 2021, with prices slightly decreasing due tu lower prices of viscose, the main industry where this Pulp goes, but in general a stable quarter.

Production during the fourth quarter 2021 was higher than in the same period of 2020 by about 4.8%. During the quarter we had no programmed maintenance stoppage.

Wood Products Business

Sawn timber

During the last quarter of this year, demand continued at high levels, resulting in maintaining the good prices of the previous quarter. The greatest challenge during this period was related to the logistics supply to some markets (low availability and rising costs).

At the end of the quarter, the reactivation of demand in the Asian market began to be perceived, which had slowed down in the previous quarter due to the real estate and energy crises in China and COVID impact in Vietnam. Other markets remained stable and are expected to improve by early 2022, if the logistics supply matches the demand.

In Remanufacturing, positive results continued in the U.S., supported by the retail sector that remained strong and by positive rates of home construction, repair and remodeling of home rate that continued to be strong.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

On the supply side, the effect generated by problems with tariffs in the northern country remains; in addition, logistical problems and COVID-19, results in a continuous supply deficit. This has allowed the company to continue capturing market improvements.

Plywood

During the fourth quarter remains the upward trend in Plywood sales, mainly by higher demand in markets such us Chile, Europe, Oceania and the U.S., also to some effects arising from logistical issues on some competitors leading to some supply problems of them.

The price index for plywood in the US market has once again shown strong increases this quarter, after falling in previous months. For the rest of the markets, such as Chile, Europe and Oceania, prices are expected to remain on an upward trend, given that the demand is greater than supply, stock levels remain low and by the logistical difficulties.

Panels (MDF, PB, Melamine)

During the last quarter, demand continued at high levels in the Latin American market for panel and furniture products.

Added to product shortages, logistical problems for imports and the constant rise in the costs of some relevant inputs, continued demand explains why the prices have continued rising during the quarter. Arauco expects this upward trend to continue during the next months.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Positive (negative) Cash flow
Net cash flows from operating activities	1,939,878	1,142,144
Cash flows from (used in) financing activities:
Issuance of shares	200,000	250,000
Obtaining and paying loans and bonds	(428,528)	(108,397)
Payment of lease liabilities	(67,895)	(75,233)
Dividends paid	(471,167)	(955)
Others	(1,869)	(9,211)
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(1,210,643)	(1,484,549)
Purchase and sale of biological assets	37,741	(170,882)
Purchase and sale of intangible assets	(6,994)	(12,374)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(10,763)	(18,490)
Dividends received	3,049	4,042
Others	(1,950)	3,398

Positive (negative) net cash flow	(19,141)	(480,507)

Our cash flow from operating activities increased to MU.S.$ 1,939 for the current period (compared to the positive balance of MU.S.$ 1,142 for the same period in 2020), resulting mainly from higher revenue from customer collections and tax refunds available in the current period, which was partially offset by an increase in suppliers payments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The cash flow from financing activities shows a negaive balance of MU.S.$ 769 for the current period (compared to the positive balance of MU.S.$ 56 for the same period in 2020). The decrease is attributable to the increase in dividends paid in the current year.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 1,190 (compared to MU.S.$ 1,679 for the same period of 2020), mainly due to sales of land amounting to MU.S.$ 346 and the sale of the participation in the subsidiary Forestal Los Lagos SpA of MU.S.$ 48 in the current period.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2021 a ratio of fixed rate debt to total consolidated debt of approximately 94.3%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, since the risks of price fluctuation are limited/can be managed without hedging, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry, thes risks are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of December 31, 2021, include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2021	12-31-2020
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5-23	1,011,100	1,064,714
Other current financial assets	23	5,865	1,763
Other current non-financial assets	25	167,890	168,597
Trade and other current receivables	23	979,923	737,381
Accounts receivable from related companies	13	5,559	6,274
Current inventories	4	1,172,179	938,279
Current biological assets	20	329,586	302,710
Current tax assets	6	233,065	320,730
Total Current Assets other than assets or disposal groups classified as held for sale		3,905,167	3,540,448
Non-Current Assets or disposal groups classified as held for sale	22	14,158	3,877
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,158	3,877
Total Current Assets		3,919,325	3,544,325
Non-Current Assets
Other non-current financial assets	23	10,525	28,982
Other non-current non-financial assets	25	88,549	113,214
Trade and other non-current receivables	23	14,338	16,606
Investments accounted for using equity method	15-16	336,642	316,939
Intangible assets other than goodwill	19	84,210	102,090
Goodwill	17	57,697	59,567
Property, plant and equipment	7	8,953,384	8,325,304
Right of use assets	8	180,106	219,134
Non-current biological assets	20	3,008,897	3,296,117
Deferred tax assets	6	7,637	6,041
Total Non-Current Assets		12,741,985	12,483,994
Total Assets		16,661,310	16,028,319

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2021	12-31-2020
	Note	ThU.S.$	ThU.S.$
Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	339,441	307,136
Current lease liabilities	8-23	49,603	63,640
Trade and other current payables	23	731,456	626,504
Accounts payable to related companies	13	2,577	3,739
Other current provisions	18	337	386
Current tax liabilities	6	127,981	44,672
Current provisions for employee benefits	10	4,593	6,786
Other current non-financial liabilities	25	173,654	44,730

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,429,642	1,097,593
Total Current Liabilities		1,429,642	1,097,593
Non-Current Liabilities
Other non-current financial liabilities	23	5,374,864	5,714,728
Non-current lease liabilities	8-23	113,701	148,115
Non-current payables	23	2,272	—
Other non-current provisions	18	29,549	30,450
Deferred tax liabilities	6	1,747,805	1,463,886
Non-current provisions for employee benefits	10	67,967	74,609
Other non-current non-financial liabilities	25	77,006	83,303
Total Non-Current Liabilities		7,413,164	7,515,091
Total Liabilities		8,842,806	8,612,684
Equity
Issued capital	3	803,618	603,618
Retained earnings		8,248,185	7,889,901
Other reserves		(1,241,070)	(1,108,797)
Equity attributable to parent company		7,810,733	7,384,722
Non-controlling interests		7,771	30,913
Total Equity		7,818,504	7,415,635
Total Equity and Liabilities		16,661,310	16,028,319

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January - December
		2021	2020
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	6,349,761	4,732,869
Cost of sales	3	(3,681,603)	(3,445,284)
Gross profit		2,668,158	1,287,585
Other income	3	378,977	283,816
Distribution costs	3	(682,996)	(535,704)
Administrative expenses	3	(577,147)	(510,137)
Other expense	3	(192,101)	(182,883)
Profit from operating activities		1,594,891	342,677
Finance income	3	33,499	29,449
Finance costs	3	(219,982)	(268,179)
Share of profit of associates and joint ventures accounted for using equity method	3-15	31,386	2,317
Gains (losses) on exchange differences on translation		(5,281)	(39,111)
Profit before income tax		1,434,513	67,153
Income Tax	6	(402,914)	(41,848)
Net Profit		1,031,599	25,305

Net profit attributable to
Net profit attributable to parent company		1,030,812	25,843
Net profit attributable to non-controlling interests		787	(538)
Net Profit		1,031,599	25,305

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		8.6322227	0.2261574
Basic and diluted earnings per share		8.6322227	0.2261574

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - December
		2021	2020
	Note	ThU.S.$	ThU.S.$
Net profit		1,031,599	25,305
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(1,479)	(283)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,479)	(283)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(80,965)	(183,419)
Other Comprehensive Income before tax exchange differences on translation		(80,965)	(183,419)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	(84,879)	8,222
Recycle of cash flow hedges to profit or loss before tax	23	(45,426)	(67,785)
Other Comprehensive Income before tax Cash flow hedges		(130,305)	(59,563)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		2,590	(716)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		2,590	(716)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(208,680)	(243,698)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		438	68
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		438	68
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	30,453	13,546
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(696)	355
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		29,757	13,901
Other comprehensive income (loss)		(179,964)	(230,012)
Comprehensive income (loss)		851,635	(204,707)

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to Owners of parent company		857,938	(199,682)
Comprehensive income (loss), attributable to Non-controlling interests		(6,303)	(5,025)
Total comprehensive income (loss)		851,635	(204,707)

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2021	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	1,030,812	1,030,812	787	1,031,599
Other comprehensive income, net of tax	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	—	(172,874)	(7,090)	(179,964)
Comprehensive income	—	(73,875)	(99,852)	(1,041)	1,894	(172,874)	1,030,812	857,938	(6,303)	851,635
Issue of equity	200,000	—	—	—	—	—	—	200,000	—	200,000
Dividends	—	—	—	—	—	—	(596,012)	(596,012)	(203)	(596,215)
Increase (decrease) from transfers and other changes	—	—	—	—	40,601	40,601	(40,636)	(35)	—	(35)
Increase (decrease) from changes in the interests of subsidiaries that do not imply loss of control	—	—	—	—	—	—	(35,880)	(35,880)	(16,636)	(52,516)
Changes in equity	200,000	(73,875)	(99,852)	(1,041)	42,495	(132,273)	358,284	426,011	(23,142)	402,869
Closing balance at 12-31-2021	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504

12-31-2020	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2020	353,618	(902,387)	9,010	(19,511)	20,024	(892,864)	7,873,650	7,334,404	35,011	7,369,415
Changes in Equity:	—	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	25,843	25,843	(538)	25,305
Other comprehensive income, net of tax	—	(178,933)	(46,017)	(214)	(361)	(225,525)	—	(225,525)	(4,487)	(230,012)
Comprehensive income	—	(178,933)	(46,017)	(214)	(361)	(225,525)	25,843	(199,682)	(5,025)	(204,707)
Issue of equity	250,000	—	—	—	—	—	—	250,000	1,236	251,236
Dividends	—	—	—	—	—	—	—	—	(309)	(309)
Increase (decrease) from transfers and other changes	—	—	—	—	9,592	9,592	(9,592)	—	—	—
Changes in equity	250,000	(178,933)	(46,017)	(214)	9,231	(215,933)	16,251	50,318	(4,098)	46,220
Closing balance at 12-31-2020	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - December
	2021	2020
	ThU.S.$	ThU.S.$

STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	6,389,933	4,911,135
Other cash receipts from operating activities	527,380	731,871
Classes of cash payments
Payments to suppliers for goods and services	(4,087,563)	(3,417,281)
Payments to and on behalf of employees	(607,029)	(590,978)
Other cash payments from operating activities	(170,118)	(269,228)
Interest paid	(260,394)	(265,644)
Interest received	32,381	18,033
Income taxes paid	115,791	18,650
Other inflows (outflows) of cash, net	(503)	5,586
Net Cash flow from Operating Activities	1,939,878	1,142,144

Cash flows from (used in) Investing Activities
Cash flow coming from the loss of control of subsidiaries and other businesses	47,988	—
Cash flow used in obtaining control of subsidiaries and other businesses	(797)	(4,054)
Cash flow used in the purchase of non-controlling interests	(52,816)	(3)
Other cash receipts from sales of equity or debt instruments of other entities	—	943
Other cash receipts from interests in joint ventures	2,621	—
Other cash payments to acquire interests in joint ventures	(7,759)	(15,376)
Loans to related entities	(1,891)	—
Proceeds from sale of property, plant and equipment	106,160	12,666
Purchase of property, plant and equipment	(1,316,803)	(1,497,215)
Purchase of intangible assets	(6,994)	(12,374)
Proceeds from sales of other long-term assets	256,659	36,516
Purchase of other non-current assets	(218,918)	(207,398)
Dividends received	3,049	4,042
Other inflows (outflows) of cash, net	(59)	3,398
Cash flows used Investing Activities	(1,189,560)	(1,678,855)

Cash flows from (used in) Financing Activities
Total issuance of shares	200,000	250,000
Total loans obtained	167,962	412,077
Debt obtained in long-term	87,962	239,827
Debt obtained in short-term	80,000	172,250
Repayments of loans	(596,490)	(520,474)
Payments of lease liabilities	(67,895)	(75,233)
Dividends paid	(471,167)	(955)
Other outflows of cash, net	(1,869)	(9,211)
Cash flows from (used in) Financing Activities	(769,459)	56,204

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(19,141)	(480,507)
Effect of exchange rate changes on cash and cash equivalents	(34,473)	(14,791)

Net increase (decrease) of Cash and Cash Equivalents	(53,614)	(495,298)
Cash and cash equivalents, at the beginning of the period	1,064,714	1,560,012
Cash and cash equivalents, at the end of the period	1,011,100	1,064,714

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2021, Arauco is controlled by Empresas Copec S.A., tax identification number 90,690,000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96,556,310-5, which owns 60,8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5,625,652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5,765,170-9.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

•	Consolidated statements of financial position as of December 31, 2021 and as of December 31, 2020.

•	Consolidated statements of profit or loss for the periods ended December 31, 2021 and 2020.

•	Consolidated statements of comprehensive income for the periods ended December 31, 2021 and 2020.

•	Consolidated statements of changes in equity for the periods ended December 31, 2021 and 2020.

•	Consolidated statements of cash flows for the periods ended December 31, 2021 and 2020.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the consolidated financial statements

Periods ended December 31, 2021 and 2020.

Date of Approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 664 on March 3, 2022.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean Pesos

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood operating segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The currency used to finance operations is mainly the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Mexican Pesos, Canadian Dollars, Chilean Pesos and Argentine Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, lease liabilities, as well as the loans included in Other Current and Non-Current Financial Liabilities.

h) Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial loans;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial loans.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

On September 28, 2021, Arauco update the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA, a transaction that was informed to the stock market through a Material Fact (Hecho Esencial). For the following fiscal years, it will be distributed to the shareholders an amount equivalent to the 40% of the cash income of each fiscal year, capable of being distributed as dividends. In any event, the Board of Directors will be able to distribute and pay interim dividends to the shareholders, as long as it is projected a year end with positive financial results and the availability of cash of the Company permit it so.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 y IFRS 16	Reference interest rate reform (IBOR). These amendments provide specific simplifications regarding reference rate reform.The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific IAS 39 and IFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.	January 1, 2021

IFRS 16

Lease concessions

As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the IASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

January 1, 2021

The adoption of the standards, amendments and interpretations described above do not have a significant impact on Arauco consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28-Amendments	Asset sale or contribution between an investor and an associate or joint venture.	Indeterminate

IAS 1	Presentation of Financial Statements	January 1, 2024
Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

Reference to the Conceptual Framework - Amendments to IFRS 3	Business combinations. Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment

Properties, plant and equipments

Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

January 1, 2022

IAS 37 Amendment	Provisions, contingent liabilities and contingent Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020	IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022

IFRS 16 Leases Amendment to example 13 to remove the illustration of the lessor’s payments for lease improvements.

NIIF 1: First-time Adoption of International Financial Reporting Standards

Allows entities that have valued their assets and liabilities at their book values in their parent company’s accounts to also value cumulative translation differences using the amounts reported by the parent company.

IAS 41 Agriculture Elimination of the requirement for entities to exclude tax cash flows when measuring fair value under IAS 41.

IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12

Deferred tax related to assets and liabilities arising from a single transaction

Require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.

January 1, 2023

Arauco estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

On January 1, 2021, we discontinued the reporting of our forestry operations as a reportable segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views and evaluates the progress of the business. The remaining segments are: pulp and wood products, which demonstrates Arauco’s focus on its end customers.

The comparative information in the tables in Note 24 Reportable Segments has been restated as of December 31, 2020 due to the merger of the pulp and forestry businesses. This reformulation of the Company’s segments did not produce changes in Arauco’s consolidated financial statements (statement of financial position, statement of profit or loss, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes to the financial statements, except for the Note 24).

Changes to accounting estimates

As of December 31, 2021, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2020 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

Between April and May of 2021, a capital increase of ThU.S.$ 200,000 which amounts to 3,250,975 shares was wholly subscribed and paid-in by the shareholders.

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so that as of December 31, 2021, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these Consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021	12-31-2020
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	120,474,350	117,223,375
Nominal Value of Shares by Type of Capital in Ordinary Shares	U.S.$ 6.6704 per share	U.S.$ 5.1493 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$ 803,618	ThU.S.$ 603,618

	12-31-2021	12-31-2020
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	120,474,350	117,223,375

b)	Dividends paid

In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the current fiscal year.

In October 2021 a dividend of ThU.S.$ 200,000 was paid.

In 2021, Arauco update the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.

As of December 31, 2020, no dividends were paid.

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended December 31, 2021 and 2020 are as follows:

	January – December
	2021 ThU.S.$	2020 ThU.S.$
Classes of Other Income
Other Income, Total	378,977	283,816
Gain from changes in fair value of biological assets (note 20)	81,986	182,950
Net income from insurance compensation	1,101	3,007
Revenue from export promotion	1,608	951
Lease income	1,689	1,625
Gain on sales of assets (*)	241,662	28,299
Access easement	308	14,020
Recovery of tax credits	1,674	23,372
Compensations received	7,018	964
Gain on sales of associates	20,381	—
Other operating results	21,550	28,628

Classes of Other Expenses by activity
Total of Other Expenses by activity	(192,101)	(182,883)
Provision Legal expenses	(8,466)	(5,899)
Impairment provision for property, plant and equipment and others	(76,218)	(66,821)
Operating expenses related to staff restructuring or from plants stoppage or closed	(5,875)	(26,148)
Expenses related to projects	(20,663)	(15,791)
Loss of asset sales	(9,996)	(9,733)
Loss and repair of assets	(1,700)	(4,342)
Loss of forest due to fires	(38,133)	(21,530)
Other Taxes	(17,666)	(16,613)
Research and development expenses	(2,903)	(3,012)
Fines, readjustments and interests	(241)	(864)
Loss on sale of permanent investments	(431)	—
Loss of tax credits	(491)	(1,069)
Other expenses	(9,318)	(11,061)

Classes of financing income
Financing income, total	33,499	29,449
Financial income from mutual funds - term deposits	30,720	16,099
Financial income resulting from financial instruments	39	825
Other financial income	2,740	12,525

Classes of financing costs
Financing costs, Total	(219,982)	(268,179)
Interest expense, Banks loans	(25,752)	(28,869)
Interest expense, Bonds	(127,707)	(171,834)
Interest expense, other financial instruments	(23,367)	(30,083)
Interest expence for right-of-use	(8,042)	(9,404)
Other financial costs	(35,114)	(27,989)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	31,386	2,317
Investments in associates	330	4,821
Joint ventures	31,056	(2,504)

(*)	Includes ThU.S.$ 229,866 for sales of lands (see Note 22).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – December
Cost of sales (*)	2021 ThU.S.$	2020 ThU.S.$
Timber	773,732	844,548
Forestry labor costs and other services	554,460	467,595
Depreciation and amortization	401,672	412,750
Depreciation for right of use	43,284	57,785
Maintenance costs	261,143	225,691
Chemical costs	546,048	444,429
Sawmill Services	113,592	102,663
Other Raw Materials	243,882	212,872
Other Indirect costs	127,751	118,721
Energy and fuel	201,949	168,782
Cost of electricity	36,927	32,200
Staff expenses	377,163	357,248
Total	3,681,603	3,445,284

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 3,599,477 (ThU.S.$3,381,471 as of December 31, 2020) and the cost of rendering services for ThU.S.$ 82,126 (ThU.S.$ 63,813 as of December 31, 2020).

	January – December
Distribution cost	2021 ThU.S.$	2020 ThU.S.$
Selling costs	38,467	35,847
Commissions	14,566	13,846
Insurance	4,236	3,521
Provision for doubtful accounts	758	1,427
Other selling costs	18,907	17,053
Shipping and freight costs	644,529	499,857
Port services	52,132	41,731
Freights	555,357	414,153
Depreciation for right of use	2,291	1,664
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	34,749	42,309
Total	682,996	535,704

	January – December
Administrative expenses	2021 ThU.S.$	2020 ThU.S.$
Wages and salaries	248,079	210,708
Marketing, advertising, promotion and publications expenses	12,601	10,037
Insurances	23,749	23,297
Depreciation and amortization	37,715	33,753
Depreciation for right of use	7,061	8,006
Computer services	32,614	32,473
Lease rentals (offices, other property and vehicles)	5,264	5,282
Donations, contributions, scholarships	9,264	14,879
Fees (legal and technical advisors)	38,124	38,701
Property taxes, city permits and rights	24,522	19,206
Cleaning services, security services and transportation	33,336	28,108
Third-party variable services (maneuvers, logistics)	44,325	36,535
Basic services (electricity, telephone, water)	4,605	4,686
General and other minor expenses (mainly PCR)	14,455	4,102
Maintenance and repair	8,040	6,448
Seminars, courses, training materials	2,908	1,906
Travels, clothing and safety equipment, environmental expenses, audits and others	30,485	32,010
Total	577,147	510,137

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees

Auditors fees	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Audit services	2,141	2,342
Other services
Tax services	912	1,226
Others	106	269
TOTAL	3,159	3,837

Number of employees	N°
	18,124	17,551

NOTE 4. INVENTORIES

Components of Inventory	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Raw materials	79,288	77,359
Production supplies	158,382	133,276
Work in progress	56,187	64,449
Finished goods	689,168	460,419
Spare Parts	189,154	202,776
Total Inventories	1,172,179	938,279

Inventories recognized as cost of sales as of December 31, 2021 were ThU.S.$ 3,599,477 (ThU.S.$ 3,381,471 as of December 31, 2020).

In order to have inventories recorded at net realizable value as of December 31, 2021, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$ 33,890 (decrease of ThU.S.$ 21,580 as of December 31, 2020). As of December 31, 2021, the amount of obsolescence provision is ThU.S.$ 65,490 (ThU.S.$ 31,600 as of December 31, 2020).

As of December 31, 2021, there were inventory write-offs of ThU.S.$ 933 (ThU.S.$ 300 as of December 31, 2020) which are presented in the consolidated statements of profit or loss whithin Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash on hand	91	99
Bank checking account balances	528,985	357,354
Time deposits	251,956	507,519
Mutual funds	230,068	199,742
Total	1,011,100	1,064,714

The risk classification of the Company’s mutual funds as of December 31, 2021 and as of December 31, 2020 is shown below.

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
AAAfm	134,314	137,534
No classification	95,754	62,208
Total Mutual Funds	230,068	199,742

Changes in Financial Liabilities

		12-31-2021
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
Cash flows	(+) Borrowings obtained	167,962	—	—	167,962
	(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
	(-) Commissions paid	(2,328)	—	—	(2,328)
	(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
	(+) Accrued interest	16,961	29,032	200,843	246,836
	(+/-) Inflation adjustment	(45,891)	—	(120,785)	(166,676)
	(+/-) Changes in fair value	—	283,261	—	283,261
	(+/-) Other non-cash movements	4,643	(287)	8,103	12,459
	Closing balance	991,956	296,316	4,426,033	5,714,305

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2020
		Borrowings from banks	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	947,022	134,275	4,831,743	5,913,040
Cash flows	(+) Borrowings obtained	412,077	—	—	412,077
	(-) Borrowings paid	(257,551)	(37,127)	(225,796)	(520,474)
	(-) Commissions paid	(9,113)	—	—	(9,113)
	(-) Interest paid	(29,515)	(32,189)	(194,512)	(256,216)
	(+) Accrued interest	26,174	33,613	204,678	264,465
	(+/-) Inflation adjustment	51,510	—	83,809	135,319
	(+/-) Changes in fair value	—	(58,898)	—	(58,898)
	(+/-) Other non-cash movements	133,656	(14)	8,022	141,664
	Closing balance	1,274,260	39,660	4,707,944	6,021,864

		Lease liabilities
		12-31-2021	12-31-2020
		ThU.S.$	ThU.S.$
	Opening balance January 1	211,755	271,025
Cash flows	(-) Borrowings paid	(67,895)	(75,233)
	(-) Interest paid	(7,811)	(9,428)
	(+) Accrued interest	8,363	10,021
	(+/-) Inflation adjustment	(13,540)	4,394
	(+) Increase due to new leases liabilities	35,186	16,760
	(+/-) Other movements	(2,754)	(5,784)
	Closing balance	163,304	211,755

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a nex taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 49 as of December 31, 2021), a 30% rate will be applied to companies with a nex taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 487 as of December 31,2021), and a 35% rate will be applied to companies with a nex taxable incomes surpassing AR$ 50,000,000. This new regulationgenerated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax. The rate applied to Arauco Argentina S.A. in 2020 was 30%.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2021	12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,730	5,042
Deferred tax Assets relating to Accrued Liabilities	8,257	8,107
Deferred tax Assets relating to Post-Employment benefits	19,738	22,026
Deferred tax Assets relating to Property, Plant and equipment	32,480	24,397
Deferred tax Assets relating to Impairment provision	8,564	14,193
Deferred tax Assets relating to Financial Instruments	108,910	79,765
Deferred tax Assets relating to Tax Loss Carryforward	24,972	126,405
Deferred tax Assets relating to Inventories	18,793	7,964
Deferred tax Assets relating to Provisions for Income	19,323	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,625	2,427
Deferred tax Assets relating to Intangible revaluation	2,301	3,713
Deferred tax Assets relating to tax credits	8,996	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	24,328	20,018
Total Deferred Tax Assets	287,017	342,860

Offsetting presentation	(279,380)	(336,819)

Net Effect	7,637	6,041

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 335,872 (ThU.S.$ 622,621 at December 31, 2020), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these consolidated financial statements there are ThU.S.$ 126,746 (ThU.S.$ 152,898 at December 31, 2020) of non-recoverable tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2021	12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,281,546	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,334	26,755
Deferred tax Liabilities relating to Biological Assets	605,166	644,348
Deferred tax Liabilities relating to Inventory	46,336	32,567
Deferred tax Liabilities relating to Prepaid Expenses	38,088	42,319
Deferred tax Liabilities relating to Intangible	12,511	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	18,204	19,608
Total Deferred Tax Liabilities	2,027,185	1,800,705

Offsetting presentation	(279,380)	(336,819)

Net Effect	1,747,805	1,463,886

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 30,453 as of December 31, 2021 (credit of ThU.S.$ 13,546 as of December 31, 2020), which is presented net in Reserves for Cash Flow Hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2021	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 12-31-2021
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,042	745	—	—	(57)	5,730
Deferred tax Assets relating to Accrued Liabilities	8,107	179	—	(24)	(5)	8,257
Deferred tax Assets relating to Post-Employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax Assets relating to Property, Plant and equipment	24,397	8,083	—	—	—	32,480
Deferred tax Assets relating to Impairment provision	14,193	(5,193)	—	—	(436)	8,564
Deferred tax Assets relating to Financial Instruments	79,765	(1,572)	31,062	—	(345)	108,910
Deferred tax Assets relating to Tax Loss Carryforward	126,405	(99,915)	—	(207)	(1,311)	24,972
Deferred tax Assets relating to Inventories	7,964	10,854	—	—	(25)	18,793
Deferred tax Assets relating to Provisions for Income	7,905	11,427	—	—	(9)	19,323
Deferred tax Assets relating to Allowance for Doubtful Accounts	2,427	2,213	—	—	(15)	4,625
Deferred tax Assets relating to Intangible revaluation	3,713	(1,207)	—	—	(205)	2,301
Deferred tax Assets relating to tax credits	20,898	(11,902)	—	—	—	8,996
Deferred tax Assets relating to Other Deductible Temporary Differences	20,018	4,823	—	4	(517)	24,328
Total Deferred Tax Assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

	Opening Balance 01-01-2021	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) Net exchange differences	Closing balance 12-31-2021
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	1,020,282	264,397	—	(121)	(3,012)	1,281,546
Deferred tax Liabilities relating to Financial Instruments	26,755	(2,030)	609	—	—	25,334
Deferred tax Liabilities relating to Biological Assets	644,348	(31,706)	—	(2,946)	(4,530)	605,166
Deferred tax Liabilities relating to Inventory	32,567	15,131	—	(1,395)	33	46,336
Deferred tax Liabilities relating to Prepaid Expenses	42,319	(4,227)	—	—	(4)	38,088
Deferred tax Liabilities relating to Intangible	14,826	(1,908)	—	—	(407)	12,511
Deferred tax Liabilities relating to Other Taxable Temporary Differences	19,608	(1,173)	—	(179)	(52)	18,204
Total Deferred Tax Liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

	Opening Balance 01-01-2020	Deferred tax Income (Expenses)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,749	(267)	—	(440)	5,042
Deferred tax Assets relating to Accrued Liabilities	7,182	937	—	(12)	8,107
Deferred tax Assets relating to Post-Employment benefits	20,378	1,598	68	(18)	22,026
Deferred tax Assets relating to Property, Plant and equipment	16,609	7,788	—	—	24,397
Deferred tax Assets relating to Impairment provision	20,169	(4,598)	—	(1,378)	14,193
Deferred tax Assets relating to Financial Instruments	68,390	(1,641)	13,685	(669)	79,765
Deferred tax Assets relating to Tax Loss Carryforward	133,221	2,605	—	(9,421)	126,405
Deferred tax Assets relating to Inventories	12,460	(4,363)	—	(133)	7,964
Deferred tax Assets relating to Provisions for Income	6,631	1,295	—	(21)	7,905
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,349	(1,545)	—	(377)	2,427
Deferred tax Assets relating to Intangible revaluation	6,044	(1,042)	—	(1,289)	3,713
Deferred tax Assets relating to tax credits	19,460	1,438	—	—	20,898
Deferred tax Assets relating to Other Deductible Temporary Differences	16,161	5,096	—	(1,239)	20,018
Total Deferred Tax Assets	336,803	7,301	13,753	(14,997)	342,860

	Opening Balance 01-01-2020	Deferred tax (Income) Expenses	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2020
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	900,415	128,933	—	(9,066)	1,020,282
Deferred tax Liabilities relating to Financial Instruments	25,630	986	139	—	26,755
Deferred tax Liabilities relating to Biological Assets	642,221	20,239	—	(18,112)	644,348
Deferred tax Liabilities relating to Inventory	38,251	(5,711)	—	27	32,567
Deferred tax Liabilities relating to Prepaid Expenses	41,338	989	—	(8)	42,319
Deferred tax Liabilities relating to Intangible	17,942	(1,118)	—	(1,998)	14,826
Deferred tax Liabilities relating to Other Taxable Temporary Differences	25,126	(2,846)	—	(2,672)	19,608
Total Deferred Tax Liabilities	1,690,923	141,472	139	(31,829)	1,800,705

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2021		12-31-2020
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	262,045	—	216,455	—
Deferred Tax Assets - Tax loss carryforward	24,972	—	126,405	—
Deferred Tax Liabilities	—	2,027,185	—	1,800,705
Total	287,017	2,027,185	342,860	1,800,705

	January - December
Detail of Temporary Difference Income and Loss Amounts	2021 ThU.S.$	2020 ThU.S.$
Deferred Tax Assets	15,783	4,696
Deferred Tax Assets - Tax loss carryforward	(99,915)	2,605
Deferred Tax Liabilities	(238,484)	(141,472)
Total	(322,616)	(134,171)

Income Tax Expense

Income tax expense consists of the following:

	January – December
Income Tax composition	2021	2020
	ThU.S.$	ThU.S.$
Current income tax expense	(254,186)	(80,501)
Tax benefit from tax credits, used to reduce current tax expense	176,226	175,832
Prior period current income tax adjustments	(2,036)	653
Other current benefit tax (expenses)	(302)	(3,661)
Current Tax Expense, Net	(80,298)	92,323
Deferred tax expense relating to origination and reversal of temporary differences	(222,701)	(136,776)
Tax benefit arising from tax credits used to reduce deferred tax expense	(99,915)	2,605
Total deferred Tax benefit (expense), Net	(322,616)	(134,171)
Income Tax benefit (expense), Total	(402,914)	(41,848)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2021 and 2020:

	January – December
	2021 ThU.S.$	2020 ThU.S.$
Foreign current income tax expense	(113,821)	(1,568)
Domestic current income tax expense	33,523	93,891
Total current income tax expense	(80,298)	92,323
Foreign deferred tax benefit (expense)	(59,995)	(21,908)
Domestic deferred tax benefit (expense)	(262,621)	(112,263)
Total deferred tax benefit (expense)	(322,616)	(134,171)
Total income tax benefit (expense)	(402,914)	(41,848)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2021 ThU.S.$	2020 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%
Tax Expense at statutory tax rate	(387,319)	(18,131)
Tax effect of foreign tax rates	(9,984)	(4,201)
Tax effect of revenues exempt from taxation	62,879	5,821
Tax effect of not deductible expenses	(29,050)	(35,113)
Tax rate effect of previously unrecognized tax loss	—	11,628
Tax effect of a new evaluation of deferred tax assets	13,345	826
Tax effect of changes in tax rates	(46,215)	—
Tax Effect of tax provided in excess in prior periods	(2,036)	653
Other tax rate effects	(4,534)	(3,331)
Total adjustments to tax expense at applicable tax rate	(15,595)	(23,717)
Tax benefit (expense) at effective tax rate	(402,914)	(41,848)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax Assets	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Monthly Provisional Payments (MPP)	800	17,540
Income tax receivable	218,298	298,093
Fixed assets tax credits	—	10
Provision tax income	(22,727)	(928)
Other tax receivables	36,694	6,015
Total	233,065	320,730

Current tax Liabilities	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Provision tax income (First category)	209,357	81,368
Monthly Provisional Payments (MPP)	(91,361)	(43,232)
Other tax payables	9,985	6,536
Total	127,981	44,672

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment, Net	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Construction work in progress	2,820,592	1,944,578
Land	888,465	930,372
Buildings	2,165,318	2,248,784
Plant and equipment	2,915,611	3,026,136
Information technology equipment	23,516	26,166
Fixtures and fittings	13,563	16,627
Motor vehicles	13,678	15,055
Other property, plant and equipment	112,641	117,586
Total Net	8,953,384	8,325,304

Property, Plant and Equipment, Gross
Construction work in progress	2,820,592	1,944,578
Land	888,465	930,372
Buildings	4,463,660	4,420,293
Plant and equipment	7,079,150	7,027,942
Information technology equipment	104,522	102,632
Fixtures and fittings	49,302	50,209
Motor vehicles	59,351	59,515
Other property, plant and equipment	129,669	135,199
Total Gross	15,594,711	14,670,740

Accumulated depreciation and impairment
Buildings	(2,298,342)	(2,171,509)
Plant and equipment	(4,163,539)	(4,001,806)
Information technology equipment	(81,006)	(76,466)
Fixtures and fittings	(35,739)	(33,582)
Motor vehicles	(45,673)	(44,460)
Other property, plant and equipment	(17,028)	(17,613)
Total	(6,641,327)	(6,345,436)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2021, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	347,839	542,230

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2021 and as of December 31, 2020:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	1,124,868	6,647	8,440	22,372	1,277	566	470	6,234	1,170,874
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	—	(31)	(4,188)	(15,646)
Depreciation	—	—	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	—	—	(14,669)	(95)	(454)	(9)	(95)	—	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	—	107	949	206	—	—	—	—	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	—
Reclassification from lease to Property, plant and equipment	—	—	—	7,251	—	—	152	—	7,403
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	876,014	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	628,080
Closing balance 12-31-2021	2,820,592	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,953,384

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other Property, Plant and Equipment	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance 01-01-2020	1,128,431	971,061	2,247,996	3,139,761	20,906	13,421	14,922	111,685	7,648,183
Changes
Additions	1,258,602	3,449	5,149	38,618	906	1,602	1,553	12,839	1,322,718
Disposals	—	(14,957)	(545)	(8,323)	(5)	(1)	(197)	(1,583)	(25,611)
Withdrawals	(418)	(782)	(1,540)	(3,986)	(97)	(30)	(6)	(46)	(6,905)
Depreciation	—	—	(139,971)	(286,740)	(6,572)	(3,009)	(4,325)	(1,149)	(441,766)
Impairment loss recognized in profit or loss	—	—	(22,176)	(36,032)	(480)	—	(107)	—	(58,795)
Increase (decrease) through net exchange differences	(4,102)	(28,405)	(21,954)	(55,349)	(288)	(190)	(309)	(4,709)	(115,306)
Increase (decrease) through transfers from construction in progress	(437,935)	6	181,825	235,776	11,796	4,834	3,149	549	—
Reclassification from lease to Property, plant and equipment	—	—	—	2,411	—	—	375	—	2,786
Total changes	816,147	(40,689)	788	(113,625)	5,260	3,206	133	5,901	677,121
Closing balance 12-31-2020	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2021 and 2020 is as follows:

	January - December
Depreciation for the year	2021 ThU.S.$	2020 ThU.S.$
Cost of sales	401,672	412,750
Administrative expenses	19,228	18,192
Other expenses	681	2,054
Total	421,581	432,996

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of use assets

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Property, Plant and Equipment by right of use, Net
Land	72,384	60,761
Buildings	20,682	19,954
Plant and equipment	17,198	24,035
Information technology equipment	224	380
Fixtures and fittings	218	698
Motor vehicles	55,093	92,951
Other property, plant and equipment	14,307	20,355
Total Net	180,106	219,134

Property, Plant and Equipment by right of use, Gross
Land	94,283	74,047
Buildings	32,625	30,443
Plant and equipment	31,235	67,662
Information technology equipment	652	798
Fixtures and fittings	1,512	1,636
Motor vehicles	168,682	168,808
Other property, plant and equipment	20,142	21,574
Total Gross	349,131	364,968

Accumulated depreciation and impairment by right of use
Land	(21,899)	(13,286)
Buildings	(11,943)	(10,489)
Plant and equipment	(14,037)	(43,627)
Information technology equipment	(428)	(418)
Fixtures and fittings	(1,294)	(938)
Motor vehicles	(113,589)	(75,857)
Other property, plant and equipment	(5,835)	(1,219)
Total	(169,025)	(145,834)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2021 and as of December 31, 2020:

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	21,391	11,557	1,617	127	—	495	—	35,187
Withdrawals	(16)	(2,976)	—	—	—	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	—	(7)	—	—		(31)	—	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	—	21	—	(910)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(7,403)	(7,403)
Increase (decrease) through others	—	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2021	72,384	20,682	17,198	224	218	55,093	14,307	180,106

Reconciliation of Property, Plant and Equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2020	67,804	25,940	44,753	574	1,138	126,587	17,583	284,379
Changes
Additions	5,543	1,601	—	203	—	5,663	3,750	16,760
Withdrawals	(474)	(33)	(5,087)	—	—	(862)	(435)	(6,891)
Depreciation	(7,032)	(6,224)	(17,455)	(270)	(481)	(38,885)	(2,802)	(73,149)
Increase (decrease) through net exchange differences	(5,080)	200	540	(63)	41	(297)	—	(4,659)
Increase (decrease) through others	—	(1,530)	1,284	(64)	—	745	5,045	5,480
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(2,786)	(2,786)
Total changes	(7,043)	(5,986)	(20,718)	(194)	(440)	(33,636)	2,772	(65,245)
Closing balance 12-31-2020	60,761	19,954	24,035	380	698	92,951	20,355	219,134

The depreciation expense for the period ending December 31, 2021 and 2020 recognised in Property, Plant and Equipment by right of use is as follows:

	January - December
Depreciation for the period	2021 ThU.S.$	2020 ThU.S.$
Cost of sales	43,284	57,785
Distribution costs	2,291	1,664
Administrative expenses	7,061	8,006
Total	52,636	67,455

Additionally, Arauco has recognized directly in the consolidated statement of profit or loss, the following leases excluded from Right of use assets:

	January – December
	2021 ThU.S.$	2020 ThU.S.$
Expenses from payments of variable leases	141,775	142,064
Expenses from low value leases	3,035	3,758
Expenses from short-term leases	21,608	28,120
Total	166,418	173,942

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Financial Lease Minimum Payments:

	12-31-2021
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	27	—	27
Between one and five years	—	—	—
More than five years	—	—	—
Total	27	—	27

	12-31-2020
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	121	12	109
Between one and five years	26	—	26
More than five years	—	—	—
Total	147	12	135

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2021 ThU.S.$	2020 ThU.S.$
Revenue from sales of goods	6,251,442	4,662,312
Revenue from rendering of services	98,319	70,557
Total	6,349,761	4,732,869

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2021 ThU.S.$	2020 ThU.S.$
Employee expenses	670,616	598,070
Wages and salaries	651,371	577,634
Severance indemnities	19,245	20,436

	12-31-2021	12-31-2020
Discount rate	2.56%	1.81%
Inflation	3.20%	3.00%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV- 2014	RV- 2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the CMF (Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(3,267)
Decrease in 100 bps	3,992

Wage growth rates
Increase in 100 bps	3,388
Decrease in 100 bps	(3,033)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2021 and as of December 31, 2020:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Current	4,593	6,786
Non-current	67,967	74,609
Total	72,560	81,395

Reconciliation of the present value of severance indemnities obligations	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance	81,395	75,429
Current service cost	4,064	6,298
Interest cost	3,271	3,802
(Gains) losses from changes in actuarial assumptions	(5,784)	159
Actuarial gains and losses arising from experience	7,409	124
Benefits paid	(3,936)	(8,323)
Decrease due to sale of subsidiary	(393)	—
Increase (decrease) for foreign currency exchange rates changes	(13,466)	3,906
Closing balance	72,560	81,395

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2021	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	—	1,011,100
Other current financial assets	5,865	—	—	—	—	—	—	—	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	—	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	—	—	—	—	—	—	5,559	—	5,559
Current Inventories	1,047,428	—	89,521	—	32,947	—	2,283	—	1,172,179
Current biological assets	269,769	—	59,817	—	—	—	—	—	329,586
Current tax assets	32	—	3,047	—	452	1,288	228,246	—	233,065
Non-current assets or disposal groups classified as held for sale	2,841,336	27,805	370,632	140,855	88,871	16,787	418,379	502	3,905,167
Non-current assets or disposal groups classified as held for sale	14,098	—	14	—	46	—	—	—	14,158

Total Current Assets	2,855,434	27,805	370,646	140,855	88,917	16,787	418,379	502	3,919,325

Non-Current Assets
Other non-current financial assets	10,525	—	—	—	—	—	—	—	10,525
Other non-current non-financial assets	1,639	—	12,244	56	740	8	73,862	—	88,549
Trade and other non-current receivables	11,806	—	—	—	—	—	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	—	—	—	28,098	—	336,642
Intangible assets other than goodwill	82,370	—	1,675	—	165	—	—	—	84,210
Goodwill	41,534	—	16,163	—	—	—	—	—	57,697
Property, plant and equipment	8,487,221	—	340,314	—	124,984	—	865	—	8,953,384
Right of use assets	150,220	—	29,886	—	—	—	—	—	180,106
Non-current biological assets	2,782,660	—	226,237	—	—	—	—	—	3,008,897
Deferred tax assets	3,968	—	2,768	—	901	—	—	—	7,637

Total Non-Current Assets	11,650,159	203,505	656,110	56	126,790	8	105,317	40	12,741,985

Total Assets	14,505,593	231,310	1,026,756	140,911	215,707	16,795	523,696	542	16,661,310

December 31, 2021	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	225,502	66,707	884	133	—	—	—	46,215	339,441
Current lease liabilities	9,140	107	4,208	—	1,391	63	26,944	7,750	49,603
Trade and other current payables	284,690	10,834	79,653	16,616	27,889	8,363	268,624	34,787	731,456
Accounts payable to related companies	230	—	—	—	—	—	2,347	—	2,577
Other current provisions	337	—	—	—	—	—	—	—	337
Current tax liabilities	7,201	7,655	4,339	44,856	11,803	—	52,127	—	127,981
Current provisions for employee benefits	—	—	—	—	—	—	4,593	—	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	—	173,654

Total Liabilities, current	658,314	85,376	113,764	66,284	48,278	9,165	359,709	88,752	1,429,642

Non-Current Liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	—	—	—	—	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	—	2,377	107	11,334	12,125	113,701
Non-current payables	—	—	2,272	—	—	—	—	—	2,272
Other non-current provisions	—	—	3,489	26,060	—	—	—	—	29,549
Deferred tax liabilities	1,664,506	—	77,637	—	5,662	—	—	—	1,747,805
Non-current provisions for employee benefits	—	—	—	—	842	—	67,125	—	67,967
Other non-current non-financial liabilities	—	—	76,982	14	—	—	10	—	77,006

Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total Liabilities	6,310,068	528,368	318,718	92,358	57,159	9,272	438,178	1,088,685	8,842,806

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current Assets
Cash and Cash Equivalents	773,822	3,891	127,459	62,149	43,049	5,334	49,010	—	1,064,714
Other current financial assets	1,763	—	—	—	—	—	—	—	1,763
Other current non-financial assets	19,802	92	28,253	5,886	572	6,147	107,845	—	168,597
Trade and other current receivables	542,296	10,448	38,362	9,757	30,856	5,999	96,847	2,816	737,381
Accounts receivable due from related companies	369	—	829	—	—	—	5,076	—	6,274
Current Inventories	847,161	—	63,935	—	27,183	—	—	—	938,279
Current biological assets	246,637	—	56,073	—	—	—	—	—	302,710
Current tax assets	29,069	752	2,384	1,732	3,471	667	282,655	—	320,730
Non-current assets or disposal groups classified as held for sale	2,460,919	15,183	317,295	79,524	105,131	18,147	541,433	2,816	3,540,448
Non-current assets or disposal groups classified as held for sale	3,815	—	15	—	47	—	—	—	3,877

Total Current Assets	2,464,734	15,183	317,310	79,524	105,178	18,147	541,433	2,816	3,544,325

Non-Current Assets
Other non-current financial assets	28,982	—	—	—	—	—	—	—	28,982
Other non-current non-financial assets	1,739	—	17,346	431	692	102	92,904	—	113,214
Trade and other non-current receivables	13,637	—	40	—	—	—	2,859	70	16,606
Investments accounted for using equity method	78,108	184,191	32,402	—	—	—	22,238	—	316,939
Intangible assets other than goodwill	95,231	—	1,675	—	22	—	5,162	—	102,090
Goodwill	42,210	—	17,357	—	—	—	—	—	59,567
Property, plant and equipment	7,838,893	—	349,877	—	136,188	—	346	—	8,325,304
Right of use assets	190,252	—	28,882	—	—	—	—	—	219,134
Non-current biological assets	3,038,157	—	257,960	—	—	—	—	—	3,296,117
Deferred tax assets	4,066	—	1,168	—	807	—	—	—	6,041

Total Non-Current Assets	11,331,275	184,191	706,707	431	137,709	102	123,509	70	12,483,994

Total Assets	13,796,009	199,374	1,024,017	79,955	242,887	18,249	664,942	2,886	16,028,319

December 31, 2020	U.S Dollar ThU.S.$	Euros ThU.S.$	Brazilian Real ThU.S.$	Argentine Pesos ThU.S.$	Mexican Pesos ThU.S.$	Other currencies ThU.S.$	Chilean Pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	230,230	32,697	753	—	—	—	—	43,456	307,136
Current lease liabilities	13,687	84	3,292	—	426	148	32,554	13,449	63,640
Trade and other current payables	153,860	11,924	80,607	11,336	26,400	7,485	298,908	35,984	626,504
Accounts payable to related companies	236	—	—	—	—	—	3,503	—	3,739
Other current provisions	386	—	—	—	—	—	—	—	386
Current tax liabilities	152	—	5,298	—	190	24	39,008	—	44,672
Current provisions for employee benefits	—	—	—	—	—	—	6,786	—	6,786
Other current non-financial liabilities	6,616	58	25,726	4,118	2,382	1,319	4,511	—	44,730

Total Liabilities, current	405,167	44,763	115,676	15,454	29,398	8,976	385,270	92,889	1,097,593

Non-Current Liabilities
Other non-current financial liabilities	4,070,126	498,484	657	—	—	—	—	1,145,461	5,714,728
Non-current lease liabilities	74,135	230	14,833	—	218	171	44,604	13,924	148,115
Other non-current provisions	—	—	4,238	26,212	—	—	—	—	30,450
Deferred tax liabilities	1,388,713	—	68,788	—	6,385	—	—	—	1,463,886
Non-current provisions for employee benefits	—	—	—	—	1,069	—	73,540	—	74,609
Other non-current non-financial liabilities	29	—	83,249	14	—	—	11	—	83,303

Total non-current liabilities	5,533,003	498,714	171,765	26,226	7,672	171	118,155	1,159,385	7,515,091

Total Liabilities	5,938,170	543,477	287,441	41,680	37,070	9,147	503,425	1,252,274	8,612,684

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021			12-31-2020
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,104,150	325,492	1,429,642	765,176	332,417	1,097,593

Other current financial liabilities	59,007	280,434	339,441	63,605	243,531	307,136
U.S Dollar	58,794	166,708	225,502	63,509	166,721	230,230
Euros	—	66,707	66,707	—	32,697	32,697
Brazilian Real	80	804	884	96	657	753
Argentine Pesos	133	—	133	—	—	—
U.F.	—	46,215	46,215	—	43,456	43,456

Bank Loans	29,658	219,177	248,835	30,774	184,660	215,434
U.S Dollar	29,578	151,666	181,244	30,678	151,306	181,984
Euros	—	66,707	66,707	—	32,697	32,697
Brazilian Real	80	804	884	96	657	753

Other Loans	29,349	61,257	90,606	32,831	58,871	91,702
U.S Dollar	29,216	15,042	44,258	32,831	15,415	48,246
Argentine Pesos	133	—	133	—	—	—
U.F.	—	46,215	46,215	—	43,456	43,456

Current lease liabilities	13,204	36,399	49,603	18,631	45,009	63,640
U.S Dollar	2,418	6,722	9,140	4,675	9,012	13,687
Euros	40	67	107	23	61	84
Brazilian Real	1,111	3,097	4,208	823	2,469	3,292
Mexican Pesos	337	1,054	1,391	293	133	426
Other currencies	22	41	63	37	111	148
Chilean Pesos	6,768	20,176	26,944	8,578	23,976	32,554
U.F.	2,508	5,242	7,750	4,202	9,247	13,449

Trade and other current payables	725,188	6,268	731,456	585,428	41,076	626,504
U.S Dollar	284,625	65	284,690	153,856	4	153,860
Euros	10,824	10	10,834	11,924	—	11,924
Brazilian Real	73,635	6,018	79,653	39,596	41,011	80,607
Argentine Pesos	16,616	—	16,616	11,336	—	11,336
Mexican Pesos	27,714	175	27,889	26,339	61	26,400
Other currencies	8,363	—	8,363	7,485	—	7,485
Chilean Pesos	268,624	—	268,624	298,908	—	298,908
U.F.	34,787	—	34,787	35,984	—	35,984

Accounts payable to related companies	2,577	—	2,577	3,739	—	3,739
U.S Dollar	230	—	230	236	—	236
Chilean Pesos	2,347	—	2,347	3,503	—	3,503

Other current provisions	337	—	337	384	2	386
U.S Dollar	337	—	337	384	2	386
Current tax liabilities	126,059	1,922	127,981	42,580	2,092	44,672

U.S Dollar	7,201	—	7,201	152	—	152
Euro	7,655	—	7,655	—	—	—
Brazilian Real	2,529	1,810	4,339	5,298	—	5,298
Argentine Pesos	44,856	—	44,856	—	—	—
Mexican Pesos	11,803	—	11,803	190	—	190
Other currencies	—	—	—	24	—	24
Chilean Pesos	52,015	112	52,127	36,916	2,092	39,008
Current provisions for employee benefits	4,124	469	4,593	6,079	707	6,786

Chilean Pesos	4,124	469	4,593	6,079	707	6,786
Other current non-financial liabilities	173,654	—	173,654	44,730	—	44,730

U.S Dollar	131,214	—	131,214	6,616	—	6,616
Euros	73	—	73	58	—	58
Brazilian Real	24,680	—	24,680	25,726	—	25,726
Argentine Pesos	4,679	—	4,679	4,118	—	4,118
Mexican Pesos	7,195	—	7,195	2,382	—	2,382
Other currencies	739	—	739	1,319	—	1,319
Chilean Pesos	5,074	—	5,074	4,511	—	4,511

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021				12-31-2020
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,342,748	661,414	4,409,002	7,413,164	1,789,288	971,281	4,754,522	7,515,091

Other non-current financial liabilities	1,097,939	582,606	3,694,319	5,374,864	726,206	919,591	4,068,931	5,714,728
U.S Dollar	886,371	180,000	2,850,972	3,917,343	515,399	706,525	2,848,202	4,070,126
Euros	124,640	127,324	190,869	442,833	122,891	125,247	250,346	498,484
Brazilian Real	8,960	17,920	—	26,880	657	—	—	657
U.F.	77,968	257,362	652,478	987,808	87,259	87,819	970,383	1,145,461

Bank Loans	227,008	325,244	190,869	743,121	473,233	335,247	250,346	1,058,826
U.S Dollar	93,408	180,000	—	273,408	349,685	210,000	—	559,685
Euros	124,640	127,324	190,869	442,833	122,891	125,247	250,346	498,484
Brazilian Real	8,960	17,920	—	26,880	657	—	—	657

Other Loans	870,931	257,362	3,503,450	4,631,743	252,973	584,344	3,818,585	4,655,902
U.S Dollar	792,963	—	2,850,972	3,643,935	165,714	496,525	2,848,202	3,510,441
U.F.	77,968	257,362	652,478	987,808	87,259	87,819	970,383	1,145,461
Non-current lease liabilities	44,459	26,083	43,159	113,701	85,964	21,906	40,245	148,115
U.S Dollar	18,691	13,708	37,506	69,905	22,935	15,787	35,413	74,135
Euros	156	3	—	159	168	62	—	230
Brazilian Real	7,288	7,688	2,718	17,694	5,452	4,842	4,539	14,833
Mexican Pesos	2,338	39	—	2,377	218	—	—	218
Other currencies	107	—	—	107	141	30	—	171
Chilean Pesos	10,875	459	—	11,334	44,604	—	—	44,604
U.F.	5,004	4,186	2,935	12,125	12,446	1,185	293	13,924
Non-current payable	2,272	—	—	2,272	—	—	—	—
Brazilian Real	2,272	—	—	2,272	—	—	—	—

Other non-current provisions	29,549	—	—	29,549	30,450	—	—	30,450
Brazilian Real	3,489	—	—	3,489	4,238	—	—	4,238
Argentine Pesos	26,060	—	—	26,060	26,212	—	—	26,212

Deferred tax liabilities	1,067,067	23,521	657,217	1,747,805	840,171	—	623,715	1,463,886
U.S Dollar	1,007,289	—	657,217	1,664,506	764,998	—	623,715	1,388,713
Brazilian Real	54,116	23,521	—	77,637	68,788	—	—	68,788
Mexican Pesos	5,662	—	—	5,662	6,385	—	—	6,385

Non-current provisions for employee benefits	67,951	—	16	67,967	74,336	273	—	74,609
Mexican Pesos	826	—	16	842	796	273	—	1,069
Chilean Pesos	67,125	—	—	67,125	73,540	—	—	73,540

Other non-current non-financial liabilities	33,511	29,204	14,291	77,006	32,161	29,511	21,631	83,303
U.S Dollar	—	—	—	—	29	—	—	29
Brazilian Real	33,487	29,204	14,291	76,982	32,107	29,511	21,631	83,249
Argentine Pesos	14	—	—	14	14	—	—	14
Chilean Pesos	10	—	—	10	11	—	—	11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco Canada Ltd.	Canada	Canadian Dollar
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian Real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
ODD Industries SpA	Chile	Chilean pesos
Arauco Participacoes Florestais Ltda.	Brasil	Brazilian Real

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2021	2020
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(25,371)	(90,528)
Arauco Forest Brasil S.A.	(21,990)	(84,241)
Sonae Arauco S.A.	(16,092)	15,880
Arauco Florestal Arapoti S.A.	(4,843)	(18,015)
Arauco Industria México S.A. de C.V.	(3,008)	(10,052)
Arauco Canada Ltd.	357	6,636
Others	(2,928)	1,387

Total reserve of exchange differences on translation	(73,875)	(178,933)

Effect of foreign exchange rates changes

	January - December
	2021	2020
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	9,022	(26,752)

Reserve of exchange differences on translation (with Non-controlling interests)	(80,965)	(183,419)

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA).

	January - December
	2021	2020
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.74%	4.61%
Amount of the capitalized interest cost, property, plant and equipment	80,789	40,530

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2021			% Ownership interest 12-31-2020
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.(3)	Mexico	Mexican pesos	—	—	—	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9707	90.0093	99.9800	9.9707	90.0093	99.9800
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9990	99.9990	98.0000	1.9990	99.9990
-	Arauco Canada Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5215	99.4775	99.9990	0.5215	99.4775	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.0809	89.9182	99.9991	10.0809	89.9182	99.9991
-	Arauco Participacoes Florestais Ltda.	Brazil	Brazilian Real	—	99.9991	99.9991	—	—	—
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc.	United States	U.S. Dollar	0.0001	99.9989	99.9990	0.0001	99.9989	99.9990
76620842-8	Arauco Nutrientes Naturales SpA(1)	Chile	U.S. Dollar	—	—	—	—	99.9484	99.9484
-	Arauco Peru S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Química S.A. de C.V.(4)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990
-	Arauco Serviquimex, S.A. de C.V.(3)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.3333	99.6657	99.9990	—	99.9990	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	56.4481	56.4481	—	57.0831	57.0831
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9984	99.9984
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5814	98.5814	—	98.5683	98.5683
78049140-K	Forestal Los Lagos SpA.(2)	Chile	U.S. Dollar	—	—	—	—	79.9587	79.9587
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. Dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9800	99.9800	—	99.9800	99.9800
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
76860724-9	ODD Industries SpA	Chile	Chilean Pesos	—	86.6151	86.6151	—	86.6151	86.6151
-	Prime-Line, Inc.(5)	United States	U.S. Dollar	—	—	—	—	99.9990	99.9990
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997
-	Tablered Araucomex, S.A. de C.V.(4)	Mexico	Mexican pesos	—	—	—	—	99.9990	99.9990

(1)	This company was merged into Forestal Arauco S.A. in March 2021.
(2)	Total participation in this company was sold in March 2021.
(3)	These companies were merged into Araucomex Servicios, S.A. de C.V. in November 2021.
(4)	These companies were merged into Arauco Industria de México, S.A. de C.V. in November 2021.
(5)	This company was merged into Arauco North America Inc. in March 2021.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A, pursuant to which this Company received an amount of U.S.$ 250,000,000, which accrues accrues a interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.

During 2020, the Central Bank of the Argentine Republic established certain foreign exchange controls, preventing Arauco Argentina S.A. from making four principal payments for ThU.S.$ 12,500 each, two of them due during 2020 and the other two due during 2021. Under those circumstances, Arauco agreed to reschedule the maturity of the principal repayments that became due in 2020 to June 1, 2022. The principal amount rescheduled will accrue interest at LIBOR rate until the moment of its total or partial payment. As of December 31, 2021, the total principal outstanding under the mutual agreement was ThU.S.$ 160,000.

Employee Benefits for Key Management Personnel

	January - December
	2021	2020
	ThU.S.$	ThU.S.$
Salaries and bonuses	78,114	66,366
Per diem compensation to members of the Board of Directors	2,538	2,351
Termination benefits	2,437	5,049
Total	83,089	73,766

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	12	8
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,510	1,251
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	—	—	575
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	—	—	829
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	72	—
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	—	—	21
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	651	866
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	30 days	383	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	165	968
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	—	—	369
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	10-may-21	402	460
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	27-Apr-21	382	—
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	28-Oct-21	252	288
E2E S.A.	76.879.577-0	Joint Venture	Chile	Chilean pesos	31-Jul-23	570	—
E2E S.A.	76.218.856-2	Joint Venture	Chile	Chilean pesos	30 days	160	639

TOTAL						5,559	6,274

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	1,682	2,657
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	181	139
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	465	694
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	4	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	12	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	229	236
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	—	—	1
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	3	5
Sonae Arauco Portugal S.A.	—	Subsidiary of joint venture	Portugal	U.S. Dollar	30 days	1	—

TOTAL						2,577	3,739

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	2,644	2,113
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	75,166	48,983
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport, stowage and port services	8,518	17,506
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	42,318	38,633
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	433	4,495
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	778	703
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	214	229
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	Electrical Power	386	51
Colbún Transmisión S.A.	76.218.856-2	Common Stockholder	Chile	Chilean pesos	Electrical Power	514	399
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	1,238	1,362
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	51	279
Elemental S.A.	76.659.730-0	Associate of controlling parent	Chile	Chilean pesos	Services and other purchases	93	364
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	222	242

Sales and other transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31- 2021 ThU.S.$	12-31- 2020 ThU.S.$
Colbún S.A.	96.505.760-9	Common Stochholder	Chile	Chilean pesos	Electrical Power	256	149
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	21,891	16,559
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	7,329	21,146
CMPC Pulp S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Wood and chips	9,027	7,849
CMPC Tissue S.A.	96.529.310-8	Common Stockholder	Chile	Chilean pesos	Pulp	1,127	3,681
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	—	4,623
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Loan	1,125	41
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	355	471

NOTE 14. INVESTMENTS IN SUBSIDIARIES

On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired all participation of Stora Enso Amsterdam B.V. for ThR$ 294,549 (equivalents to ThU.S.$ 52,516), it owned 20% of the total shares of Arauco Forestal Arapoti S.A., leaving Arauco with a total participation of 100%. According to IFRS 10, as Arauco previously had control over this investment and this operation is an acquisition from a minority shareholder, was recognized directly in equity the difference resulting from the book values and the fair value of the paid (equivalents to ThU.S.$ 35,880 as of December 31, 2021).

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in Other income.

On December 2020, through its subsidiary Maderas Arauco S.A., Arauco acquired the 86.6155% of ODD Industries SpA, a pioneer company in the field of industrial artificial intelligence with ethical purposes. Arauco’s objective is to move forward with the implementation of artificial intelligence seeking to develop tools to mitigate climate change, among others. The price paid as of December 31, 2021 for the shares acquired and subscribed in this operation was ThU.S.$ 6,773 out of a total of ThU.S.$ 8,531.

As of December 31, 2021 an impairment fo ThU.S.$ 6,110 was determined, corresponding to the higher amount paid for this investment. This amount is presented in the consolidated statement of profit or loss under the line Other Expenses by Function.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2021 and as of December 31, 2020, there were no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 55,873	ThU.S.$ 56,314

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 220	ThU.S.$ 187

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2021	12-31-2020
Carrying amount accounted for using equity method	ThU.S.$ 26,823	ThU.S.$ 29,205

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
12-31-2021	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	4,761	4,638	—	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	55	4,297	1,292	—	7	5,651
Non-current	—	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total	113,581	7,534	74,240	6	64	195,425

12-31-2021
Income	—	4,577	8,892	—	—	13,469
Other income / expenses	(4,208)	(4,277)	(4,047)	(1)	(1)	(12,534)
Profit or loss (continuing operations)	(4,208)	300	4,845	(1)	(1)	935

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(4,208)	300	4,845	(1)	(1)	935
Dividends received	—	—	2,695	—	—	2,695

	Assets
12-31-2020	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	114,463	4,155	3,725	1	18	122,362
Non-current	1	3,444	76,130	11	57	79,643
Total	114,464	7,599	79,855	12	75	202,005

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	54	4,029	699	—	8	4,790
Non-current	—	2,634	19,553	5	39	22,231
Equity	114,410	936	59,603	7	28	174,984
Total	114,464	7,599	79,855	12	75	202,005

12-31-2020
Income	—	5,185	6,096	—	—	11,281
Other income / expenses	6,910	(4,987)	(3,349)	—	(3)	(1,429)

Profit or loss (continuing operations)	6,910	198	2,747	—	(3)	9,852

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	6,910	198	2,747	—	(3)	9,852
Dividends received	—	—	1,148	—	—	1,148

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Opening balance as of January 1 Changes	316,939	293,118
Investment in joint ventures, additions (*)	16,429	20,129
Disposals, investment in associates and joint ventures (**)	(3,197)	(943)
Share of profit (loss) in investment in associates	330	4,821
Share of profit (loss) in investment in joint ventures	31,056	(2,504)
Dividends Received, Investments in Associates	(3,288)	(4,357)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(20,167)	8,351
Other increase (decrease) in investment and associates and joint ventures	(1,460)	(1,676)
Total changes	19,703	23,821
Closing balance	336,642	316,939

(*)	During the year 2021

- Maderas Arauco S.A. made capital contribution to E2E S.A., the first one was on January 8, 2021 for ThCLP$ 1,600,000 for 160 shares, the second was made on June 22, 2021 in the amount of ThCLP$ 1,900,000 for 190 shares, and the last one was on November 3, 2021 for ThCLP$ 2,425,000 for 250 shares, wich in total are equivalents to ThU.S.$ 7,759.

- Arauco Bioenergía made a capital contribution to Parque Eólico Ovejera Sur SpA for ThCLP$ 100,000 on November 03, 2021 for 100 shares to ThU.S.$ 123.

- Forestal Arauco S.A. made a capital contribution in assets different to effective to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.

- Forestal Arauco S.A. made a capital contribution in assets different to effective to Agrícola El Paque for ThU.S.$ 873,978 on November 10, 2021 for 997,473 shares to ThU.S.$ 1,095.

(**)	ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	82,924	85,714
Carrying amount of joint ventures accounted for using equity method	253,718	231,225
Total investment accounted for using equity method	336,642	316,939

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On October 13, 2021 Arauco through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November 17, 2021, it was agreed to increase the capital to ThU.S.$ 23,884 (100%), wich was agreed to be paid within two years. As of December 31, 2021, Forestal Arauco S.A. has a pending contribution of ThU.S.$ 4,490 to Agrícola Fresno SpA.

On January 12, 2021 Arauco through its subsidiary Arauco do Brasil S.A. sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

On July 29, 2020 Arauco through its subsidiary Forestal Arauco S.A. entered into a shareholders agreement with respect to Agrícola El Paque SpA, which was established for the plantating, construction and integral management of agricultural projects. The capital contributed by Forestal Arauco S.A. was ThCLP$ 3,651,895 equivalents to ThU.S.$ 4,753. On December 31, 2021, Forestal Arauco S.A. contributed land equivalent to ThCLP$ 931,460 equivalents to ThU.S.$ 1,095, maintaining its 50% participation.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Between January and February 2020, Arauco through its subsidiary Maderas Arauco S.A. has contributed ThCLP$ 12,000,000 (equivalent to ThU.S.$ 15,022) to E2E S.A., representing 50% of the interest in this company. Between January and December 2021 Arauco contributed ThCLP$ 5,925,000, equivalent to ThU.S.$ 7,759.

Between February and December 2020, Arauco through its subsidiary Arauco Bioenergía S.A. has contributed ThU.S.$ 354 to Parque Eólico Ovejera Sur SpA., representing 50% of the interest in this company. In November 2021, ThCLP$ 100,000, equivalent to ThU.S.$ 123, were contributed to Parque Eólico Ovejera Sur SpA.

As of December 31, 2021 and as of December 31, 2020, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Celulosa y Energía Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	384,960	162,106	262,446	163,887
Non-current	2,036,696	210,981	2,103,903	325,894
Equity	—	2,048,569	—	1,876,568
Total Joint Arrangement	2,421,656	2,421,656	2,366,349	2,366,349

Investment	1,024,285		938,284

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	917,391	610,070
Expenses	(575,745)	(586,345)
Joint Arrangement Net Income (Loss)	341,646	23,725

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	23,068	2,502	44,684	2,121
Non-current	167,159	10,618	170,028	10,637
Equity	—	177,107	—	201,954
Total Joint Arrangement	190,227	190,227	214,712	214,712

Investment	88,554		100,977

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	10,596	17,088
Expenses	(6,935)	(14,447)
Joint Arrangement Net Income (Loss)	3,661	2,641

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021		12-31-2020
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	133,384	189,643	115,971	192,443
Non-current	892,020	147,006	870,093	131,893
Equity	—	688,755	—	661,728
Total Joint Arrangement	1,025,404	1,025,404	986,064	986,064

Investment	344,378		330,864

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	230,089	227,488
Expenses	(202,423)	(197,172)
Joint Arrangement Net Income (Loss)	27,666	30,316

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Zona Franca Punta Pereira S.A. (Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,712	101,698	6,233	107,131
Non-current	442,624	13,014	453,572	19,179
Equity	—	334,624	—	333,495
Total Joint Arrangement	449,336	449,336	459,805	459,805

Investment	167,312		166,748

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	18,235	18,206
Expenses	(17,106)	(19,318)
Joint Arrangement Net Income (Loss)	1,129	(1,112)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	—	—	8,050	4,995
Non-current	—	—	3,747	408
Equity	—	—	—	6,394
Total Joint Arrangement	—	—	11,797	11,797

Investment	—		3,197

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	18,944
Expenses	—	(17,904)
Joint Arrangement Net Income (Loss)	—	1,040

Other comprehensive income	—	—
Comprehensive income	—	1,040
Dividends	—	—

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	16,083	4,980	16,551	4,154
Non-current	38,056	4,913	35,599	4,782
Equity	—	44,246	—	43,214
Total Joint Arrangement	54,139	54,139	52,150	52,150

Investment	22,123		21,607

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	42,788	39,136
Expenses	(40,568)	(35,177)
Joint Arrangement Net Income (Loss)	2,220	3,959

Other comprehensive income	—	—
Comprehensive income	2,220	3,959
Dividends	594	2,894

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	288,650	334,620	258,058	276,127
Non-current	699,984	247,006	765,712	379,260
Equity	—	407,008	—	368,383
Total Joint Arrangement	988,634	988,634	1,023,770	1,023,770

Net assets	179,027		157,552
Net asset adjustment (Goodwill)	24,477		26,640
Investment	203,504		184,192

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	1,153,385	808,895
Expenses	(1,082,798)	(812,600)
Joint Arrangement Net Income (Loss)	70,587	(3,705)

Other comprehensive income	—	—
Comprehensive income	70,587	(3,705)
Dividends	—	—

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,493	201	4,562	69
Non-current	15,455	4,162	5,782	—
Equity	—	12,585	—	10,275
Total Joint Arrangement	16,948	16,948	10,344	10,344

Investment	6,293		5,138

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	47	1
Joint Arrangement Net Income (Loss)	47	1

Other comprehensive income	—	—
Comprehensive income	47	1
Dividends	—	—

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,431	86	367	27
Non-current	24	—	2,057	—
Equity	—	2,369	—	2,398
Total Joint Arrangement	2,455	2,455	2,424	2,425

Investment	1,185		1,199

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(21)	(155)
Joint Arrangement Net Income (Loss)	(21)	(155)

Other comprehensive income	—	—
Comprehensive income	(21)	(155)
Dividends	—	—

	12-31-2021		12-31-2020
	Assets	Liabilities	Assets	Liabilities
E2E S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,138	1,094	9,196	4,233
Non-current	28,357	3,078	27,045	1,407
Equity	—	32,323	—	30,601
Total Joint Arrangement	36,495	36,495	36,241	36,241

Investment	16,162		15,301

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	743	1,095
Expenses	(11,133)	(5,579)
Joint Arrangement Net Income (Loss)	(10,390)	(4,484)

Other comprehensive income	—	—
Comprehensive income	(10,390)	(4,484)
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021		12-31-2020
Agrícola San Gerardo SpA.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	765	61	603	387
Non-current	4,929	2,125	3,859	—
Equity	—	3,508	—	4,075
Total Joint Arrangement	5,694	5,694	4,462	4,462

Investment	1,754		2,038

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(52)	(319)
Joint Arrangement Net Income (Loss)	(52)	(319)

Other comprehensive income	—	—
Comprehensive income	(52)	(319)
Dividends	—	—

	12-31-2021		12-31-2020
Agrícola Fresno SpA	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	15,663	88	—	—
Non-current	10,485	2,225	—	—
Equity	—	23,835	—	—
Total Joint Arrangement	26,148	26,148	—	—

Investment	11,918		—

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	(49)	—
Joint Arrangement Net Income (Loss)	(49)	—

Other comprehensive income	—	—
Comprehensive income	(49)	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2020, as a result of market conditions in the United States generated by the decrease in prices, the impairment tests carried out at the CGU yielded an impairment provision of ThU.S.$ 14,918 relating to Property, Plant and Equipment and spare parts from Inventories corresponding to facilities of wood products in United States. For these calculations we used a discount rate of 8.7%. In the 2021 period, provisions associated with assets sold and recovered were reversed for a total of ThU.S.$ 11,057.

In addition, due to the modernization and expansion project of the Arauco mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of December 31, 2021, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco mill (Pulp business) in an amount of ThU.S.$ 18,917 (ThU.S.$ 46,577 as of December 31, 2020). For this calculation, we used a discount rate of 6.1%. The Line 1 of the Arauco mill was closed in January 2022 and the MAPA Project is expected to start operating soon.

Both impairment provision charges are presented in the consolidated statement of profit or loss under Other expenses and they constitue the main changes in the total CGU impairment provision as shown below:

Changes in CGU impairment provision	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance	218,764	180,209
Impairment loss recognized in profit or loss	21,274	62,701
Reversal of impairment loss in profit or loss	(21,858)	(6,171)
Increase (Decrease) in foreign exchange currency on translation	(4,138)	(17,975)
Closing balance	214,042	218,764

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance	8,088	8,135
Impairment loss recognized in profit or loss	5,649	1,262
Reverse of ompairment loss in profit or loss	(2,112)	(1,204)
Increase (Decrease) in foreign exchange currency on translation	173	(105)
Closing balance	11,798	8,088

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 57,697 (ThU.S.$ 59,567 on December 31, 2020), as shown below:

Goodwill	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,802	40,793
Arauco do Brasil S.A. (Pien mill)	16,163	17,357
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Forestal Arauco S.A. (Forestal Los Lagos SpA.)	—	685

Closing balance	57,697	59,567

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Goodwill	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Opening balance at January 1	59,567	65,751
Increase (decrease) due to business combination	(685)	—
Increase (decrease) in foreign currency exchange	(1,185)	(6,184)
Closing balance	57,697	59,567

Of the total of goodwill, ThU.S.$ 40,802 (ThU.S.$ 40,793 as of December 31, 2020) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$ 16,163 (ThU.S.$ 17,357 as of December 31, 2020).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of December 31, 2021 and as of December 31, 2020, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean Pesos (equal to ThU.S.$ 5,412 as of December 31, 2021). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean Pesos (equal to ThU.S.$ 1,432 as of December 31, 2021), resulting in a total disputed amount as of October of 2002 of $3,362,265,453 Chilean Pesos (equal to ThU.S.$ 3,980 as of as of December 31, 2021) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is related in the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe and 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 5,985 as of December 31, 2021). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean Pesos (equal to ThU.S.$ 681 as of December 31, 2021) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean Pesos (equivalent to ThU.S.$ 13,247 as of December 31, 2021), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean Pesos (equivalent to ThU.S.$ 5,919 as of December 31, 2021) for moral damages.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the trial case, and its notification remains pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

2. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean Pesos (equivalent to ThU.S.$ 4,127 as of December 31, 2021).

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean Pesos (equivalent to ThU.S.$ 499 as of December 31, 2021).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Currently, the proceedings are suspended until March 5, 2022 by agreement of the parties and, therefore, the discovery period is expected to begin on March 7, 2022.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discovery period is suspended due to the health contingency.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean Pesos (equivalent to ThU.S.$ 118 as of December 31, 2021).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

Through a resolution dated November 11, 2020, the court received the trial case, and both parties were notified.

Currently, the discovery period is over, and certain discovery proceedings remain pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-323-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

Through a resolution dated August 13, 2020, the court received the trial case, and its notification is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2019 for its local operations in the provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,412,044,000 Argentine Pesos (ThU.S.$ 23,473 as of December 31, 2021) for guaranteed export duties between 2007-2015, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber of Appeals considered the arguments made by Arauco and determined that a final ruling will be issued in the case.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $435,952,315 Argentine Pesos (ThU.S.$ 4,242 as of December 31, 2021) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25.080.

Arauco do Brasil S.A.

The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

(i)

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,251 as of December 31, 2021) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

(ii)

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 5,704 as of December 31, 2021) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. We enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial. Currently we are starting to produce expert evidence in the case.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2021, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2021 as of December 31, 2020 are as follows:

	12-31-2021	12-31-2020
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	337	386
Provisions for litigations	337	386
Provisions, non-Current	29,549	30,450
Provisions for litigations	6,067	6,968
Other provisions	23,482	23,482

Total Provisions	29,886	30,836

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2021
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	7,354	23,482	30,836
Changes in provisions
Increase in existing provisions	8,592	—	8,592
Used provisions	(5,349)	—	(5,349)
Increase (decrease) in foreign currency exchange	(4,505)	—	(4,505)
Other Increases (Decreases)	312	—	312
Total Changes	(950)	—	(950)
Closing balance	6,404	23,482	29,886

(*)

The increase in legal claims is comprised mainly by ThU.S.$ 8,543 (Brazilian subsidiaries) and ThU.S.$ 44 (Argentina) in connection with civil and labor lawsuits. ThU.S.$ 5 (CEPP y ZFPP in Uruguay) for lawsuit held with suppliers.

	12-31-2020
	Litigations (*)	Other Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	9,524	23,500	33,024
Changes in provisions
Increase in existing provisions	3,257	—	3,257
Used provisions	(2,832)	—	(2,832)
Increase (decrease) in foreign currency exchange	(2,240)	—	(2,240)
Other Increases (Decreases)	(355)	(18)	(373)
Total Changes	(2,170)	(18)	(2,188)
Closing balance	7,354	23,482	30,836

(*)	The increase in legal claims is comprised mainly by ThU.S.$ 3,045 and ThU.S.$ 212 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2021	12-31-2020
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	84,210	102,090
	4,881	2,665
Computer software	27,268	31,877
Water rights	5,684	5,684
Customer	29,218	35,092
Other identifiable intangible assets	17,159	26,772

Classes of intangible Assets, Gross	223,654	232,391
	4,881	2,665
Computer software	114,602	116,315
Water rights	5,684	5,684
Customer	75,726	75,626
Other identifiable intangible assets	22,761	32,101

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(139,444)	(130,301)
Accumulated amortization and impairment, intangible assets	(139,444)	(130,301)
Computer software	(87,334)	(84,438)
Customer	(46,508)	(40,534)
Other identifiable intangible assets	(5,602)	(5,329)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2021
	Intangible Assets under Development	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	2,665	31,877	5,684	35,092	26,772	102,090
Changes
Additions	2,929	3,265	—	—	557	6,751
Disposals	(1,121)	(647)	—	—	—	(1,768)
Amortization	—	(12,284)	—	(5,940)	(263)	(18,487)
Increase (Decrease) related to foreign currency translation	—	451	—	65	(16)	500
Other Increases (Decreases)	408	4,606	—	1	(9,891)	(4,876)
Changes Total	2,216	(4,609)	—	(5,874)	(9,613)	(17,880)
Closing Balance	4,881	27,268	5,684	29,218	17,159	84,210

	12-31-2020
	Intangible Assets under Development	Computer Software	Water Rights	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	14,030	25,035	5,966	39,981	21,240	106,252
Changes
Additions	1,760	6,084	—	—	2,701	10,545
Additions through business combination	—	—	—	—	5,162	5,162
Disposals	—	(10)	—	—	—	(10)
Amortization	—	(10,112)	—	(5,120)	(329)	(15,561)
Increase (Decrease) related to foreign currency translation	—	(277)	—	231	(116)	(162)
Other Increases (Decreases)	(13,125)	11,157	(282)	—	(1,886)	(4,136)

Changes Total	(11,365)	6,842	(282)	(4,889)	5,532	(4,162)
Closing Balance	2,665	31,877	5,684	35,092	26,772	102,090

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the consolidated statements of profit or loss under the Administrative Expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2021 Arauco has a total surface of 1.6 million hectares of which 945 thousand hectares are used for forestry planting, 483 thousand hectares are native forest, 108 thousand hectares are used for other purposes and 85 thousand hectares not yet planted. Lands correspondening to native forest, lands used for other purposes and lands not yet planted are presented in Property, Plants & Equipments, Forest plantations are presented in Biological Assets.

For the period ended December 31, 2021, the production volume of logs totaled 20.9 million m3 (18.5 million m3 as of December 31, 2020).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item Other income per function, which as of December 31, 2021 amounted to ThU.S.$ 81,986 (ThU.S.$ 182,950 as of December 31, 2020). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2021 amounted to ThU.S.$ 223,589 (ThU.S.$ 187,378 as of December 31, 2020).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 5.5% in Chile, 6.7% Brazil, 16.2% in Argentina and 6.5% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(149,083)
	-0.5	159,429
Margins (%)	10	442,060
	-10	(442,060)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of December 31, 2021, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2021	12-31-2020
	ThU.S.$	ThU.S.$
Current	329,586	302,710
Non-current	3,008,897	3,296,117
Total	3,338,483	3,598,827

Reconciliation of carrying amount of biological assets

	12-31-2021
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	—	(114,157)
Increases (decreases) in Foreign Currency Translation	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	—	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	—
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	—	81,986	81,986
Sales	—	(20,297)	(20,297)
Harvest	(223,712)	—	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	—	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total Changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

	12-31-2020
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	275,792	3,393,634	3,669,426
Changes in real incurred cost	(1,140)	(68,081)	(69,221)
Additions through acquisition	2,590	182,746	185,336
Sales	—	(47,110)	(47,110)
Harvest	(99,300)	—	(99,300)
Increases (decreases) in Foreign Currency Translation	(12,889)	(85,393)	(98,282)
Loss of forest due to fires	(326)	(9,535)	(9,861)
Transfers from non-current to current	108,786	(108,786)	—
Other increases (decreases)	(1)	(3)	(4)
Changes in fair value	28,058	(29,436)	(1,378)
Gain (losses) arising from changes in fair value minus sale costs	—	182,950	182,950
Sales	—	15,184	15,184
Harvest	(182,753)	—	(182,753)
Loss of forest due to fires	—	(16,759)	(16,759)
Transfers from non-current to current	210,811	(210,811)	—
Total Changes	26,918	(97,517)	(70,599)
Closing balance	302,710	3,296,117	3,598,827

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the consolidated financial statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of December 31, 2021 and as of December 31, 2020 Arauco has made and / or has committed the following disbursements in major environmental projects:

12-31-2021		Disbursements undertaken 2021				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Properties, plants and equipments	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Properties, plants and equipments	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Properties, plants and equipments	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	—	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	—	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Properties, plants and equipments	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Properties, plants and equipments	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	—	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Properties, plants and equipments	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Properties, plants and equipments	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	449	Assets	Properties, plants and equipments	16	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,096	Assets	Properties, plants and equipments	261	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,917	Assets	Properties, plants and equipments	10	—
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Properties, plants and equipments	—	—

		TOTAL	55,256			21,341

12-31-2020		Disbursements undertaken 2020				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	633	Assets	Properties, plants and equipments	979	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	25,947	Assets	Properties, plants and equipments	27,215	2021
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,750	Expenses	Operating costs	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,443	Assets	Properties, plants and equipments	9,660	2021
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,693	Expenses	Operating costs	—	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	11,786	Expenses	Operating costs	—	—
Arauco Argentina S.A.	Construction emissary	In process	—	Assets	Properties, plants and equipments	697	2021
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	702	Assets	Properties, plants and equipments	10,368	2021
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	125	Assets	Properties, plants and equipments	560	2021
Arauco Argentina S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,453	Assets	Properties, plants and equipments	2,147	2021
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	178	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	464	Expenses	Operating costs	—	—
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	230	Assets	Properties, plants and equipments	435	2021
Forestal Arauco S.A.	Environmental improvement studies	In process	324	Expenses	Administration expenses	105	2021
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,983	Assets	Properties, plants and equipments	836	2021
Celulosa y Energía Punta Pereira S.A.	Environmental improvement studies	Finished	221	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	547	Assets	Properties, plants and equipments	—	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	667	Assets	Properties, plants and equipments	—	—
Forestal Los Lagos SpA.	Environmental improvement studies	In process	179	Expenses	Operating costs	69	2021
Arauco North America, Inc	Environmental improvement studies	In process	784	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	628	Assets	Properties, plants and equipments	—	—
Arauco Industria de México, S.A.de C.V.	Investment projects for the control and management solid industrial waste dumpsite for management of these in the future	Finished	223	Expenses	Operating costs	—	—

		TOTAL	61,960			53,071

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco carried out a bidding process for the sale of forestry land (80,489 hectares), in which various domestic and foreign companies participated. In December 2020, bids were received from interested parties, and Arauco selected the proposal submitted by BTG Pactual Timberland Investment Group LLC, and also comprising British Columbia Investment Management Corporation and APG Asset Management N.V. (the “Consorcio”), as this offer contained the highest price and also proposed a working procedure to reach a final agreement within a reasonable period of time. This ongoing process involved the reclassification to assets held for the sale of land, biological assets and farm roads.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31- 2021	12-31- 2020
	ThU.S.$	ThU.S.$
Land	2,306	2,415
Buildings	307	1,256
Property, plant and equipment	—	206
Forest	11,002	—
Farm roads	543	—
Total	14,158	3,877

As of December 31, 2021, a profit of ThU.S.$ 229,866 was generated from the sale of most of the aforementioned assets. This profit was presented under Other Income in the consolidated statements of profit or loss.

As of December 31, 2020, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2021 and as of December 31, 2020, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	December 2021		December 2020
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets at fair value through profit or loss (held for trading)	230,068	230,068	199,771	199,771
Derivatives (1)	—	—	29	29
Mutual funds (2)	230,068	230,068	199,742	199,742
Financial assets at amortized cost	1,783,643	1,783,643	1,625,235	1,625,235
Cash and cash equivalents (amortized cost)	781,032	781,032	864,972	864,972
Cash	529,076	529,076	357,453	357,453
Time deposits	251,956	251,956	507,519	507,519
Accounts Receivable (net)	994,261	994,261	753,987	753,987
Trade and other receivables	829,097	829,097	647,719	647,719
Lease receivable	27	27	147	147
Several debtors	32,542	32,542	18,694	18,694
Other receivables	46,218	46,218	55,325	55,325
Advance payments	86,377	86,377	32,102	32,102
Accounts receivable due from related parties	5,559	5,559	6,274	6,274
Other financial assets (3)	2,791	2,791	2	2
Hedging assets	13,599	13,599	30,714	30,714

Financial liabilities at amortized cost (4)	6,317,598	6,114,417	6,824,202	7,641,425
Bonds issued denominated in U.S. Dollars	3,392,010	3,161,062	3,519,027	3,970,081
Bonds issued denominated in U.F. (5)	1,034,023	1,024,721	1,188,917	1,458,106
Bank Loans in U.S. Dollars	454,652	463,308	741,669	770,551
Bank Loans in other currencies	537,304	565,717	532,591	600,689
Lease liabilities	163,304	163,304	211,755	211,755
Trade and other payables	733,728	733,728	626,504	626,504
Accounts payable to related parties	2,577	2,577	3,739	3,739
Financial liabilities at fair value through profit or loss	133	133	74	74
Hedging Liabilities	296,183	296,183	39,586	39,586

(1)	The derivatives are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(4)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(5)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2021 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value
Mutual Funds	230,068	230,068	—	—

Hedging assets	13,599	—	13,599	—

Financial liabilities at fair value through profit or loss	133	—	133	—

Hedging liabilities	296,183	—	296,183	—

At the closing date of these Consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

Given thath our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, Dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank loans was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Interest bearing loans, current (a)	388,809	369,998
Other financial liabilities, current	339,441	307,136
Current Lease liabilities	49,603	63,640
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	235	778
Interest bearing loans, non-current (b)	5,192,484	5,823,961
Other financial liabilities, non-current	5,374,864	5,714,728
Non-current lease liabilities	113,701	148,115
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	296,081	38,882
Financial debt total (c)	5,581,293	6,193,959
Cash and cash equivalents	1,011,100	1,064,714
Other financial assets current	5,865	1,763
Total Cash (d)	1,016,965	1,066,477
Net Financial Debt (e)	4,564,328	5,127,482
Non-controlling interests	7,810,733	7,384,722
Equity attributable to owners of parent	7,771	30,913
Total Equity (f)	7,818,504	7,415,635
Debt to equity ratio (g)	0.58	0.69

(a)	Other Current Financial Liabilities + Current lease liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities + Non-current Lease liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	5,714,305	6,021,864
Other financial liabilities, current	339,441	307,136
Other financial liabilities, non-current	5,374,864	5,714,728
Lease liabilities (b)	163,304	211,755
Current lease liabilities	49,603	63,640
Non-current lease liabilities	113,701	148,115
Financial liabilities at fair value through profit or loss	133	74
Hedging liabilities (c)	296,183	39,586
Swaps	295,958	38,251
Forward	225	1,335
Financial debt total (d)	5,581,293	6,193,959
Cash and cash equivalents	1,011,100	1,064,714
Total Cash (e)	1,011,100	1,064,714
Net Financial Debt (f)	4,570,193	5,129,245
Non-controlling interests	7,810,733	7,384,722
Equity attributable to owners of parent	7,771	30,913
Total Equity (g)	7,818,504	7,415,635
Debt to equity ratio (h)	0.58	0.69

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Current lease liabilities + Non-current lease liabilities
(c)	Swaps + Forwards + Options
(d)	Other financial liabilities + Lease liabilities + Financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and Cash Equivalents + Other Current Financial Assets
(f)	Total Financial Debt – Total Cash
(g)	Equity attributable to owners of controlling parent + Non-controlling interests
(h)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2021 and as of December 31, 2020:

	December 2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank loans	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	—	235	296,081	—	—	296,081	296,316

Other Financial Liabilities, Total (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

	December 2021

Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Lease liabilities, Total (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

	December 2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	725,188	6,268	731,456	2,272	—	—	2,272	733,728
Accounts payable to related companies	2,577	—	2,577	—	—	—	—	2,577

Accounts Payable, Total (c)	727,765	6,268	734,033	2,272	—	—	2,272	736,305

Financial Liabilities, Total (a) + (b) + (c)	799,976	323,101	1,123,077	1,144,670	608,689	3,737,478	5,490,837	6,613,914

	December 2020
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	32,053	58,871	90,924	214,092	584,344	3,818,584	4,617,020	4,707,944
Bank loans	30,774	184,660	215,434	473,233	335,247	250,346	1,058,826	1,274,260
Swap and Forward	778	—	778	38,882	—	—	38,882	39,660

Other Financial Liabilities, Total (a)	63,605	243,531	307,136	726,207	919,591	4,068,930	5,714,728	6,021,864

	December 2020
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

Lease liabilities, Total (b)	18,631	45,009	63,640	85,964	21,906	40,245	148,115	211,755

	December 2020
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	585,428	41,076	626,504	—	—	—	—	626,504
Accounts payable to related companies	3,739	—	3,739	—	—	—	—	3,739

Accounts Payable, Total (c)	589,167	41,076	630,243	—	—	—	—	630,243

Financial Liabilities, Total (a) + (b) + (c)	671,403	329,616	1,001,019	812,171	941,497	4,109,175	5,862,843	6,863,862

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2021 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under Other Non-Current Financial Assets or Other Non-Current Financial Liabilities, respectively. The effects for the period are presented in Consolidated statement of changes in equity as other interim comprehensive income or the statements of comprehensive income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2021, is presented below:

Financial Instruments	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	—	29
Derivatives (1)	—	29

Hedging Assets	13,599	30,714
Derivatives (1)	13,599	4,343
Cross Currency Swaps	—	26,371

Financial liabilities at fair value through profit or loss	(133)	(74)
Derivatives (1)	—	(74)
Forward	(133)	—

Hedging Liabilities	(296,183)	(39,586)
Derivatives (1)	(401)	(4,245)
Cross Currency Swaps (2)	(295,782)	(35,341)

(1)	Includes HFO Swap, Zero Cost Collar, Forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes Cross Currency Swaps from Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2021 and as of December 31, 2020:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
F	Deutsche Bank - UE	33,705,054	772,727	10-30-2011	10-30-2021	—	(1,775)
F	JP Morgan – N.A.	33,705,054	772,727	10-30-2011	10-30-2021	—	(1,755)
F	Scotiabank – Chile	27,946,497	727,273	10-30-2014	04-30-2023	(2,141)	2,825
F	Scotiabank – Chile	27,911,592	727,273	10-30-2021	04-30-2023	(2,048)	2,965
F	Santander – Chile	27,619,683	727,273	10-30-2014	04-30-2023	(1,550)	3,341
F	BCI – Chile	28,000,018	727,273	10-30-2021	10-30-2029	(3,239)	3,697
F	BCI – Chile	27,361,135	727,273	10-30-2014	04-30-2023	(1,380)	—
F	Scotiabank - Chile	28,033,642	727,273	10-30-2021	10-30-2029	(2,450)	—
F	Banco de Chile - Chile	27,619,684	727,273	04-30-2019	10-30-2029	(4,203)	2,493
P	BCI – Chile	38,500,026	1,000,000	11-15-2021	11-15-2032	(5,077)	—
P	BCI – Chile	38,496,778	1,000,000	11-15-2021	11-15-2032	(3,749)	—
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(7,085)	(94)
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(6,053)	718
P	Itau - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	—	(4,727)
P	JP Morgan – N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	—	(5,241)
P	Deutsche – U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	(6,304)	720
Q	BCI – Chile	—	—	—	—	—	(267)
Q	BCI – Chile	—	—	—	—	—	(266)
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	###-##-####	(24,743)	(3,812)
R	JP Morgan – U.K.	43,185,224	1,000,000	10-01-2014	###-##-####	(8,509)	(1,154)
R	Itau - Chile	43,277,070	1,000,000	10-01-2014	###-##-####	(8,543)	(1,208)
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	(36,758)	9,612
W	Goldman Sachs – N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(11,921)	(2,029)
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(11,807)	(1,939)
W	Goldman Sachs – N.A.	40,066,555	1,000,000	10-10-2018	10-10-2028	(11,275)	(1,390)
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(50,527)	(2,675)
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(41,802)	(1,955)

						(251,164)	(3,916)

Series Q of bonds matured and had their final amortization on April 1,2021, resulting in the termination of the associated cross currency swaps which had the same expiration date.

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Santander - Chile	111,689,412	94,117,647	06-15-2021	12-15-2029	(8,476)	(1,027)
Banco de Chile - Chile	55,844,706	47,058,824	06-15-2021	12-15-2029	(4,484)	(488)
MUFG - N.A.	111,689,412	94,117,647	06-15-2021	12-15-2029	(9,000)	(896)
JP Morgan - N.A.	223,378,824	188,235,294	06-15-2021	12-15-2029	(18,154)	(2,048)
HSBC - N.A.	55,844,706	47,058,824	06-15-2021	12-15-2029	(4,504)	(595)

					(44,618)	(5,054)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Zero Cost Collars

Zero cost collar to cover the exposure to the Fuel Oil No. 6 and Brent, instruments for oil used by our plants.

Commodity	Institution	Volume	Unit	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	—	bbl	01-11-2020	04-30-2021	—	1,029
Fuel Oil N°6	Goldman Sachs - N.A.	—	bbl	01-22-2020	04-30-2021	—	516
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-31-2021	3,737	280
Brent	Goldman Sachs - N.A.	220,000	bbl	08-01-2021	07-31-2021	3,798	404

						7,535	2,229

Interest Rate Swap

Interest rate swap to fix the rate associated to loans with a variable rate.

Institution	Amount US$	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
Goldman Sachs - N.A.	100,000,000	03-27-2020	03-29-2021	—	(750)
MUFG - N.A.	100,000,000	03-27-2020	03-29-2021	—	(737)

				—	(1,487)

Both Interest Rate Swaps covered portions of a credit for ThU.S.$ 200,000 that we prepay in March 2021. These derivatives were finished in that time.

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Uruguay

Forward

As of December 31, 2021 and as of December 31, 2020, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	December 2021 Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Notional ThU.S.$	December 2020 Fair Value ThU.S.$
UYUUSD	Santander-Uruguay	1,765	19	12,160	947
UYUUSD	Santander-Uruguay	—	—	4,395	(179)
UYUUSD	HSBC-Uruguay	6,510	106	8,055	366
UYUUSD	Itaú-Uruguay	9,892	(91)	—	—
UYUUSD	Itaú-Uruguay	—	258	—	—
EURUSD	HSBC-Uruguay	—	—	595	41

			292		1,175

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2021 and as of December 31, 2020, are detailed below:

Commodity	Institution	December 2021 Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Notional ThU.S.$	December 2020 Fair Value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	8,491	1,963	3,274	541
Fuel Oil N°6	DNB Bank ASA	3,149	978	2,281	248
Fuel Oil N°6	JP Morgan - N.A.	—	(77)	3,786	(351)
Fuel Oil N°6	DNB Bank ASA	—	(57)	2,642	(320)

			2,807		118

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2021 and as of December 31, 2020 is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
USD	DNB Bank ASA	16,879	(176)	(559)

			(176)	(559)

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of December 31, 2021 and as of December 31, 2020 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	December 2021 Fair Value ThU.S.$	December 2020 Fair Value ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	845	(474)
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	1,043	(486)
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	852	(463)

				2,740	(1,423)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.4.4. Argentina

As of December 31, 2021, Arauco through its subsidiarie in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2021 Fair Value ThU.S.$
ARSUSD	Santander - Argentina	3,800	12-10-2021	01-31-2022	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-2021	02-25-2022	(68)

					(133)

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

As of December 31, 2021 and as of December 31, 2020, there are provisions for impairment for ThU.S.$ 8,792 and ThU.S.$ 8,000, respectively.

	December 2021 ThU.S.$	December 2020 ThU.S.$
Financial assets at amortized cost	1,783,643	1,625,235
Cash and cash equivalents (Mutual Funds not included)	781,032	864,972
Cash	529,076	357,453
Time Deposits	251,956	507,519
Trade and other receivables (net)	999,820	760,261
Trade and other receivables	829,097	647,719
Lease receivable	27	147
Several debtors	32,542	18,694
Other receivables	46,218	55,325
Advance payments	86,377	32,102
Accounts receivable from related parties	5,559	6,274
Other financial assets	2,791	2

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2021 and as of December 31, 2020, classified by currency is as follows:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Cash and Cash Equivalents	1,011,100	1,064,714
U.S. Dollars	703,232	773,822
Euro	5,755	3,891
Mexican pesos	20,467	43,049
Other currencies	277,441	194,942
Chilean pesos	4,205	49,010

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2021 and as of December 31, 2020:

	12-31-2021 ThU.S.$	12-31-2020 ThU.S.$
Trades and other current receivables	979,923	737,381

U.S. Dollars	789,236	542,296
Euros	21,884	10,448
Mexican pesos	31,288	30,856
Other currencies	66,886	54,118
Chilean pesos	70,127	96,847
U.F.	502	2,816

Accounts receivable from related parties, current	5,559	6,274
U.S. Dollars	—	369
Other currencies	—	829
Chilean pesos	5,559	5,076

Trade and other non-current receivables	14,338	16,606
U.S. Dollars	11,806	13,637
Other currencies	—	40
Chilean pesos	2,492	2,859
U.F.	40	70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2021 ThU.S.$	December 2020 ThU.S.$
Total Financial Liabilities	6,613,914	6,863,862
Financial liabilities at fair value through profit or loss (held for trading)	133	74
Hedging Liabilities	296,183	39,586
Financial Liabilities Measured at Amortized Cost	6,317,598	6,824,202

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2021 and as of December 31, 2020.

	December 2021 ThU.S.$	December 2020 ThU.S.$
Bank loans> - current portion	155,779	123,087
Bonds issued - current portion	90,371	80,074
Total	246,150	203,161

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2021	12-31-2020	12-31-2021	12-31-2020
	Currency	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		6,317,598	6,824,202	6,114,417	7,641,425
Bonds Issued	U.S. Dollar	3,392,010	3,519,027	3,161,062	3,970,081
Bonds Issued	U.F.	1,034,023	1,188,917	1,024,721	1,458,106
Bank borrowings	U.S. Dollar	454,652	741,669	463,308	770,551
Bank borrowings	Euro	509,540	531,181	565,717	600,689
Bank borrowings	Other currencies	27,764	1,410	—	—
Lease liabilities	U.F.	19,875	27,373	19,875	27,373
Lease liabilities	Chilean pesos	38,278	77,158	38,278	77,158
Lease liabilities	Mexican pesos	3,768	644	3,768	644
Lease liabilities	U.S. Dollar	79,045	87,822	79,045	87,822
Lease liabilities	Euro	266	314	266	314
Lease liabilities	Other currencies	22,072	18,444	22,072	18,444
Trades and Other Payables	U.S. Dollar	284,690	153,860	284,690	153,860
Trades and Other Payables	Euro	10,834	11,924	10,834	11,924
Trades and Other Payables	Mexican pesos	27,889	26,400	27,889	26,400
Trades and Other Payables	Other currencies	106,904	99,428	106,904	99,428
Trades and Other Payables	Chilean pesos	268,624	298,908	268,624	298,908
Trades and Other Payables	U.F.	34,787	35,984	34,787	35,984
Accounts payable to related parties	U.S. Dollar	230	236	230	236
Accounts payable to related parties	Chilean pesos	2,347	3,503	2,347	3,503

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2021 and as of December 31, 2020 are as follows:

	December 2021 ThU.S.$
	Current	Non- Current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	133,701	163,304
Trade and other payables	731,456	2,272	733,728
Accounts payable to related parties	2,577	—	2,577

Total Financial Liabilities Measured at Amortized Cost	1,122,842	5,194,756	6,317,598

	December 2020 ThU.S.$
	Current	Non- Current	Total
Other financial liabilities	306,358	5,675,846	5,982,204
Lease liabilities	63,640	148,115	211,755
Trade and other payables	626,504	—	626,504
Accounts payable to related parties	3,739	—	3,739

Total Financial Liabilities Measured at Amortized Cost	1,000,241	5,823,961	6,824,202

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – December
	2021 ThU.S.$	2020 ThU.S.$
Opening balance	(37,007)	9,010
Gains (losses) on cash flow hedges, before tax	(84,879)	8,222
Reclassification adjustments on cash flow hedges, before tax	(45,426)	(67,785)
Income tax relating to cash flow hedges of other comprehensive income	30,453	13,546
Closing balance	(136,859)	(37,007)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2021 ThU.S.$	December 2020 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,034,023	1,188,917	N/R	✓
Syndicate Loan	—	200,022	✓	✓
Syndicate Loan - Grayling	270,214	300,121	✓	✓
Syndicate ECA - MAPA	509,540	531,181	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2021 and as of December 31, 2020, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2021, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2021 and as of December 31, 2020 is as follows:

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Equity	7,818,504	7,415,635
Bank borrowings	991,956	1,274,260
Lease liabilities	163,304	211,755
Bonds issued	4,426,033	4,707,944

Capitalization	13,399,797	13,609,594

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Current Receivables
Trade receivables	829,063	647,667
Financial lease receivables	27	121
Several debtors	21,646	14,708
Other debtors	44,081	51,114
Advance payments	85,106	23,771
Net subtotal	979,923	737,381

Trade receivables	832,612	650,740
Financial lease receivables	27	121
Several debtors	21,732	14,736
Other debtors	47,198	53,589
Advance payments	85,106	23,771
Gross subtotal	986,675	742,957

Provision for doubtful trade receivables	3,549	3,073
Provision for doubtful lease receivables	—	—
Provision for doubtful several debtors	86	28
Provision for doubtful other debtors	3,117	2,475
Subtotal Bad Debt	6,752	5,576

Non-Current Receivables

Trade receivables	34	52
Financial lease receivables	—	26
Several debtors	10,896	3,986
Other debtors	2,137	4,211
Advance payments	1,271	8,331
Net Subtotal	14,338	16,606

Trade receivables	2,074	2,476
Financial lease receivables	—	26
Several debtors	10,896	3,986
Other debtors	2,137	4,211
Advance payments	1,271	8,331
Gross subtotal	16,378	19,030

Provision for doubtful trade receivables	2,040	2,424
Provision for doubtful lease receivables	—	—
Provision for doubtful several debtors	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	2,040	2,424

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2021, Arauco’s balance for commercial debtors was ThU.S.$ 834,686 of which, according to the agreed sales conditions, 53.28% corresponded to sales on credit (open account), 45.02% to sales with letters of credit and 1.70% to other types of sales. The client with the largest Open Account debt represented 2.19% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2021

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° Debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

December 31, 2020

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° Debtor	1,597	547	51	52	12	7	2	3	7	81	2,359
ThU.S.$	625,020	21,502	474	96	636	11	70	72	299	5,036	653,216
%	95.68%	3.29%	0.07%	0.01%	0.10%	0.00%	0.01%	0.01%	0.05%	0.78%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	—	—	—	—	—	—	—	375,804
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	408,723	29,705	686	50	87	13	1	—	—	5,406	444,671
Loss allowance provision	—	—	21	5	9	1	—	—	—	5,406	5,442
Expected loss rate	0.00%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%

Others	10,319	3,230	238	311	—	—	—	2	1	110	14,211
Loss allowance provision	—	—	2	32	—	—	—	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%

Trade receivables, total (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Allowance for doubtful accounts, total (ThU.S.$)	—	—	23	37	9	1	—	2	1	5,516	5,589

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2021 and as of December 31, 2020:

	December 2021	December 2020
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,000	16,368
Increase in loan loss allowance recognised in profit or loss during the year	2,229	1,369
Receivables written off during the year as uncollectible	(216)	(6,970)
Unused amount reversed	(1,221)	(2,767)
Closing balance	8,792	8,000

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis SpA. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 101,422, effective as of December 31, 2021, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	6,665	6.6%
Standby	7,028	6.9%
Promissory notes	77,831	76.7%
Finance	6,618	6.5%
Mortgage	1,772	1.8%
Pledge	108	0.1%
Promissory notes	1,400	1.4%

Total Guarantees	101,422	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 96.1% and, therefore, Arauco’s portfolio exposure amounts to 3.9%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	503,757	100.0%
Secured receivables (*)	484,005	96.1%
Unsecured receivables	19,752	3.9%

(*) Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2021 and as of December 31, 2020. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,433	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	—	—	—	—	2,167	2,121	2.20%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18,340	—	—	—	—	—	18,340	—	1.00%	Fixed 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	—	—	—	—	8,765	8,579	2.20%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,827	24,442	24,065	—	—	—	—	49,269	24,065	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	136	102	102	—	—	—	—	238	102	0.00%	0.00%
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,532	—	—	—	—	—	26,532	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2,512	—	—	—	—	—	2,512	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,562	—	—	—	—	—	12,562	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27,135	—	—	—	—	—	27,135	—	1.00%	Fixed 1.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	226	—	—	—	—	—	226	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	201	—	—	—	—	—	201	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	32	62	—	—	—	—	—	94	—	8.23%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	19	37	—	—	—	—	—	56	—	9.23%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	38	86	—	—	—	—	—	123	—	5.72%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito D	22	42	—	—	—	—	—	64	—	10.43%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian Real	Banco Safra S.A.	—	2,776	2,800	11,540	10,587	9,655	—	2,776	34,583	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. Dollars	Banco Itau Corpbanca – NY Branch	—	35,293	34,688	212,123	—	—	—	35,293	246,811	1.99%	Libor 6M +1.65%

			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,509	817,694

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	22,113	21,412	20,710	20,009	19,308	53,713	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,061	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,377	4,377	4,377	4,377	187,827	—	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	522,500	—	—	—	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%

			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,893	232,745	7,110,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. Dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	550	633	—	—	—	—	—	1,183	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	32	96	64	—	—	—	—	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,050	2,177	371	250	177	572	—	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	91	132	122	122	122	359	—	223	725
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	51	48	—	—	—	—	—	99	—
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	22	—	—	—	—	—	35	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,002	668	—	—	—	1,387	1,670
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	519	1,286	1,589	750	—	—	—	1,805	2,339
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	4	—	—	—	—	—	7	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Fixed facilities and accessories	9	27	24	—	—	—	—	36	24
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	13	24	1	—	—	—	—	37	1
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	110	54	—	—	—	—	—	164	—
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	5	10	1	—	—	—	—	15	1
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	2	3	—	—	—	—	—	5	—
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	49	199	143	49	—	—	—	248	192
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	23	73	31	13	—	—	—	96	44
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	94	221	—	—	—	—	—	315	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	—	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	—	—	—	—	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	—	—	—	—	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	31	—	—	—	—	—	—	31	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	40	204	128	113	—	—	—	244	241
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	—	—	—	—	—	—	9	—
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	—	—	—	57	119
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	148	445	593	593	593	593	7,147	593	9,519
—	Eufores S.A.	U.S. Dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	158	49	—	—	—	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	—	—	—	—	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	—	309	126
	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	6	45	—	—	—	—	—	51	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	—	—	21	34
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	—	—	—	93	143
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	—	—	—	1,324	2,210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	27	84	97	—	—	—	—	111	97
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	98	33	—	—	—	—	—	131	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	—	—	—	4	8
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	—	15	16	16	7	—	—	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	105	79	86	28	—	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	—	—	—	—	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	—	—	—	33	24

			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank	1,379	1,378	2,733	202,733	—	—	—	2,756	205,465	1.35%	Libor 6M+1.1%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	31,224	57,365	56,798	56,251	55,658	216,997	31,224	443,068	1.06%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	1,117	1,104	2,172	2,123	—	—	—	2,221	4,295	2.33%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Banco BBVA	—	18,341	—	—	—	—	—	18,341	—	1.00%	1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo A	4,517	4,466	8,785	8,588	—	—	—	8,982	17,373	2.33%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finn Vera/ Finnish Export Credit	25,589	25,200	49,269	24,065	—	—	—	50,789	73,335	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	DnB Nor	187	155	218	93	—	—	—	342	311	—	—
—	Eufores S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	26,551	—	—	—	—	—	26,551	—	1.54%	Libor 6M +1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	—	2,514	—	—	—	—	—	2,514	—	1.16%	Libor 6M +0.9%
—	Eufores S.A.	U.S. Dollars	ITAU	—	12,564	—	—	—	—	—	12,564	—	1.05%	1.05%
—	Eufores S.A.	U.S. Dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	1.00%
—	Eufores S.A.	U.S. Dollars	Santander	—	27,133	—	—	—	—	—	27,133	—	1.00%	1.00%
—	Stora Enso Uruguay S.A.	U.S. Dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.54%	Libor 6M +1.3%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	255	243	—	—	—	—	255	243	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim	—	226	215	—	—	—	—	226	215	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A	36	106	100	—	—	—	—	142	100	7.46%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito B	22	64	60	—	—	—	—	86	60	8.46%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	40	116	124	—	—	—	—	156	124	5.80%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito D	25	72	67	—	—	—	—	97	67	9.66%	TJLP +5.11%
—	Arauco North America, Inc.	U.S. Dollars	Banco del Estado de Chile - NY Branch	—	35,657	35,077	34,496	212,036	—	—	35,657	281,610	1.91%	Libor 6M +1.65%

			Total	32,912	192,705	156,428	328,896	268,287	55,658	216,997	225,615	1,026,266

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	25,426	24,644	23,863	23,081	22,299	81,380	25,426	175,266	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	10,170	9,858	9,545	9,232	8,920	32,552	10,170	70,107	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	8,098	26,500	25,764	25,027	24,291	149,427	8,098	251,009	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	10,375	—	—	—	—	—	10,375	—	3.00%	3.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	7,295	7,295	7,295	7,295	7,295	273,750	7,295	302,930	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,878	4,878	4,878	4,878	4,878	209,325	4,878	228,837	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,563	2,563	2,563	2,563	2,563	130,356	2,563	140,608	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	6,032	6,032	6,032	6,032	6,032	333,461	6,032	357,589	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	2,996	2,996	129,164	—	—	—	—	5,992	129,164	4.75%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	11,250	11,250	22,500	22,500	522,500	—	—	22,500	567,500	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	538,750	19,375	616,250	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	884,000	22,000	972,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	574,375	21,250	659,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,146,250	27,500	1,256,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	594,500	21,000	678,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,130,875	25,750	1,233,875	5.15%	5.15%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2014	128	384	512	512	512	512	1,493	512	3,541	4.84%	4.84%
—	Prime-Line, Inc.	U.S. Dollars	Bond ADFA 2013	38	113	149	112	—	—	—	151	261	4.00%	4.00%

			Total	37,787	203,080	370,970	239,939	737,995	213,665	6,080,494	240,867	7,643,062

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2020				Maturity							Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	527	1,563	1,578	1,057	569	431	271	2,090	3,906
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	1,511	2,005	1,410	41	—	—	—	3,516	1,451
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	384	259	153	76	—	—	—	643	229
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,518	3,812	4,459	46	—	—	—	5,330	4,505
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	72	217	120	—	—	—	—	289	120
—	Arauco Argentina S.A.	U.S. Dollars	Buildings and constructions	116	334	34	—	—	—	—	450	34
—	Arauco Argentina S.A.	U.S. Dollars	IT equipment	13	39	35	—	—	—	—	52	35
—	Arauco Argentina S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Argentina S.A.	U.S. Dollars	Plants and equipments	347	1,040	1,386	1,002	668	—	—	1,387	3,056
—	Arauco Argentina S.A.	U.S. Dollars	Motor vehicles	744	2,316	1,804	1,589	750	—	—	3,060	4,143
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de Paineis S.A.	Brazilian Real	Other properties, plant and equipment	3	10	8	—	—	—	—	13	8
—	Arauco Industria de Paineis S.A.	Brazilian Real	IT equipment	14	42	38	1	—	—	—	56	39
—	Arauco Industria de Paineis S.A.	Brazilian Real	Motor vehicles	118	355	177	—	—	—	—	473	177
—	Arauco Forest Brasil S.A.	Brazilian Real	IT equipment	7	17	16	2	—	—	—	24	18
—	Arauco Forest Brasil S.A.	Brazilian Real	Lands	676	2,027	2,476	2,702	2,702	2,702	4,728	2,703	15,310
—	Arauco Florestal Arapoti S.A.	Brazilian Real	IT equipment	5	8	5	—	—	—	—	13	5
—	Arauco do Brasil S.A.	Brazilian Real	Buildings and constructions	75	226	301	301	75	—	—	301	677
—	Arauco do Brasil S.A.	U.S. Dollars	IT equipment	—	—	—	—	—	—	—	—	—
—	Arauco do Brasil S.A.	Brazilian Real	IT equipment	34	64	49	3	—	—	—	98	52
—	Arauco do Brasil S.A.	Brazilian Real	Motor vehicles	84	252	408	—	—	—	—	336	408
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	428	1,283	1,597	1,170	—	—	—	1,711	2,767
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	197	527	603	312	141	88	27	724	1,171
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	18	55	74	18	—	—	—	73	92
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Plants and equipments	1,612	—	—	—	—	—	—	1,612	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	5,055	15,165	20,220	7,005	—	—	—	20,220	27,225
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. Dollars	Motor vehicles	45	136	30	—	—	—	—	181	30
—	Arauco North America, Inc.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Arauco North America, Inc.	U.S. Dollars	Buildings and constructions	267	822	1,156	1,285	1,426	1,581	3,275	1,089	8,723
—	Arauco North America, Inc.	U.S. Dollars	Motor vehicles	38	118	247	138	123	—	—	156	508
—	Arauco North America, Inc.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	25	78	9	—	—	—	—	103	9
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	13	41	57	91	34	—	—	54	182
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Plants and equipments	139	418	383	384	384	384	7,094	557	8,629
—	Celulosa y Energía Punta Pereira S.A.	U.S. Dollars	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Lands	975	2,980	5,744	5,549	5,245	4,819	32,721	3,955	54,078
—	Eufores S.A.	U.S. Dollars	Other properties, plant and equipment	—	—	—	—	—	—	—	—	—
—	Eufores S.A.	U.S. Dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	2,445	1,223	7,333
—	Eufores S.A.	U.S. Dollars	Buildings and constructions	70	210	117	117	49	—	—	280	283
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,906	10,298	12,736	5,840	—	—	—	14,204	18,576
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	125	322	345	105	28	6	2	447	486
96.510.970-6	Maderas Arauco S.A.	U.F.	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Colombia S.A.	U.S. Dollars	Buildings and constructions	10	—	—	—	—	—	—	10	—
—	Arauco Colombia S.A.	U.S. Dollars	Fixed facilities and accesories	137	411	—	—	—	—	—	548	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	12	11	10	—	—	—	20	21
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	52	77	79	81	7	—	69	244
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	26	80	112	98	—	—	—	106	210
—	Araucomex S.A. de C.V.	U.S. Dollars	Buildings and constructions	358	970	2,251	1,859	1,815	—	—	1,328	5,925
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Plants and equipments	261	—	—	—	—	—	—	261	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Plants and equipments	94	288	131	—	—	—	—	382	131
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	—	—	—	—	—	—	—	—
—	Arauco Industria de México, S.A. de C.V.	U.S. Dollars	Lands	—	—	—	—	—	—	—	—	—
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	20	59	17	—	—	—	—	79	17
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	24	62	70	16	—	—	—	86	86
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	21	40	38	21	5	—	—	61	64

			Total	20,443	49,930	61,704	32,139	15,317	11,240	50,563	70,373	170,963

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Regarding the Libor rate and its discontinuity, at the end of December 2021 Arauco maintains 5.1% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 98.5% of its Libor rate based debt.

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 47 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2021, the total assets pledged as an indirect guarantee were MU.S.$ 362. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	373	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	2,287	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	15,377	Sociedad Concesionaria Autopista Costa Arauco S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian Real	27,473	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	382	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian Real	431	Bank Votorantim S.A.
		Total		47,250

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	92,105	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco North America, Inc.
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	206	Arauco Forest Brasil
		Total		362,311

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 0.6% (equivalent to ThU.S.$ -/+ 5,675), and +/- 0.04% of equity (equivalent to ThU.S.$ -/+ 3,405).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.21% (equivalent to ThU.S.$-/+$ 2,208) and a change on the equity of +/- 1.20% (equivalent to ThU.S. -/+$ 93,516).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2021, 5.7% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.005% (equivalent to ThU.S.$-/+ 49) and +/- 0.0004% (equivalent to ThU.S.$-/+ 29) on equity.

	December 2021 ThU.S.$	Total
Fixed rate	5,262,448	94.3%
Bonds issued	4,426,033
Bank borrowings and others (*)	673,111
Lease liabilities	163,304
Variable rate	318,845	5.7%
Bonds issued	—
Bank borrowings	318,845
Total	5,581,293	100.0%

	December 2020 ThU.S.$	Total
Fixed rate	5,631,837	90.9%
Bonds issued	4,707,944
Bank borrowings and others (*)	712,138
Lease liabilities	211,755
Variable rate	562,122	9.1%
Bonds issued	—
Bank borrowings	562,122
Total	6,193,959	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2021, revenue due to pulp sales accounted for 44.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 18.6% (equivalent to ThU.S.$-/+ 191,921) on the income for the year after tax and +/- 1.47% (equivalent to ThU.S.$ -/+ 115,153) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 41 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.3 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

According to Note 2 Accounting Policies, changes in Accounting Estimates, since January 1, 2021, the pulp and forestry segments were merged. Given this merger and complying with the requirements of IFRS 8, the information for the period to December 31, 2020 and the 6 months period to December 31, 2021 has been restated.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	2,702,346	3,549,065	—	—	6,251,411		6,251,411
Revenues from rendering of services	97,988	32	330	—	98,350		98,350

Revenues from ordinary activities	2,800,334	3,549,097	330	—	6,349,761		6,349,761
Revenues from transactions with other operating segments	1,191,530	30,396	43,737	—	1,265,663	(1,265,663)	—

Finance income	—	—	—	33,499	33,499		33,499
Finance costs	—	—	—	(219,982)	(219,982)		(219,982)
Net finance costs	—	—	—	(186,483)	(186,483)		(186,483)

Depreciation and amortizations	297,413	182,493	1,634	11,164	492,704		492,704
Other income	331,827	22,935	265	23,950	378,977		378,977
Other expenses	141,338	27,315	6,140	17,308	192,101		192,101

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,380	—	—	(2,050)	330		330
Joint ventures	—	35,250	—	(4,194)	31,056		31,056

Income tax expense	—	—	—	(402,914)	(402,914)		(402,914)

Profit (loss) of each reportable segment	851,804	906,745	(9,605)	(717,345)	1,031,599		1,031,599

Geographical information on revenues
Revenue – Chilean entities	1,933,450	1,538,804	330	—	3,472,584		3,472,584
Revenue – Foreign entities	866,884	2,010,293	—	—	2,877,177		2,877,177
Total Ordinary Income	2,800,334	3,549,097	330	—	6,349,761		6,349,761

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,461,957	76,088	870	3,801	1,542,716	—	1,542,716
Acquisition and contribution of investments in associates and joint venture	—	—	—	61,372	61,372	—	61,372

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,234,443	3,017,154	19,350	1,487,952	16,758,899	(97,589)	16,661,310
Segment assets (excluding deferred tax assets)	12,234,443	3,017,154	19,350	1,480,315	16,751,262	(97,589)	16,653,673
Deferred tax assets				7,637	7,637		7,637
Investments accounted through equity method
Associates	26,823	—	—	56,101	82,924		82,924
Joint Ventures	—	203,504	—	50,214	253,718		253,718
Segment liabilities	723,046	475,871	11,010	7,632,879	8,842,806		8,842,806
Segment liabilities (excluding deferred tax liabilities)	723,046	475,871	11,010	5,885,074	7,095,001		7,095,001
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,472	528,776	18,307	330,600	8,856,155	(9,304)	8,846,851
Foreign countries	2,671,205	1,200,693	—	23,236	3,895,134		3,895,134
Non-current assets, Total	10,649,677	1,729,469	18,307	353,836	12,751,289	(9,304)	12,741,985

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2020	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,038,847	2,623,465	—	—	4,662,312		4,662,312
Revenues from rendering of services	70,431	15	111	—	70,557		70,557

Revenues from ordinary activities	2,109,278	2,623,480	111	—	4,732,869		4,732,869
Revenues from transactions with other operating segments	1,111,289	21,556	34,149		1,166,994	(1,166,994)	—

Finance income	—	—	—	29,449	29,449		29,449
Finance costs	—	—	—	(268,179)	(268,179)		(268,179)
Net finance costs	—	—	—	(238,730)	(238,730)		(238,730)

Depreciation and amortizations	312,092	192,295	1,547	10,078	516,012		516,012
Other income	235,320	42,723	89	5,684	283,816		283,816
Other expenses	114,720	50,369	1	17,793	182,883		182,883

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	1,346	—	—	3,475	4,821		4,821
Joint ventures	—	(1,994)	—	(510)	(2,504)		(2,504)

Income tax expense	—	—	—	(41,848)	(41,848)		(41,848)

Profit (loss) of each reportable segment	201,548	260,504	(2,927)	(433,820)	25,305		25,305

Geographical information on revenues
Revenue – Chilean entities	1,476,060	1,136,322	111	—	2,612,493		2,612,493
Revenue – Foreign entities	633,218	1,487,158	—	—	2,120,376		2,120,376
Total Ordinary Income	2,109,278	2,623,480	111	—	4,732,869		4,732,869

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2020	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,618,239	95,672	437	2,639	1,716,987	—	1,716,987
Acquisition and contribution of investments in associates and joint venture	—	—	—	19,433	19,433	—	19,433

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2020	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	11,543,571	2,886,177	24,941	1,623,700	16,078,389	(50,070)	16,028,319
Segments assets (excluding deferred tax assets)	11,543,571	2,886,177	24,941	1,617,659	16,072,348	(50,070)	16,022,278
Deferred tax assets				6,041	6,041		6,041
Investments accounted through equity method
Associates	29,205	—	—	56,509	85,714		85,714
Joint Ventures	—	187,388	—	43,837	231,225		231,225
Segment liabilities	494,065	471,024	8,574	7,639,021	8,612,684		8,612,684
Segment liabilities (excluding deferred tax liabilities)	494,065	471,024	8,574	6,175,135	7,148,798		7,148,798
Deferred tax liabilities				1,463,886	1,463,886		1,463,886

Geographical information on non-current assets
Chile	7,487,475	588,973	24,305	314,330	8,415,083	(6,380)	8,408,703
Foreign countries	2,731,405	1,277,666	—	66,220	4,075,291		4,075,291
Non-current assets, Total	10,218,880	1,866,639	24,305	380,550	12,490,374	(6,380)	12,483,994

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	1,266,294	829,426	3,412	(159,254)	1,939,878	—	1,939,878
Cash flows (used in) investing activities	(1,068,446)	(240,672)	(5,852)	125,410	(1,189,560)	—	(1,189,560)
Cash flows from (used in) Financing Activities	(711,886)	(43,103)	(2,432)	(12,038)	(769,459)	—	(769,459)
Net increase (decrease) in Cash and Cash Equivalents	(514,038)	545,651	(4,872)	(45,882)	(19,141)	—	19,141

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 30, 2020	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	912,813	482,150	640	(253,459)	1,142,144	—	1,142,144
Cash flows (used in) investing activities	(1,573,677)	(109,102)	(437)	4,361	(1,678,855)	—	(1,678,855)
Cash flows from (used in) Financing Activities	366,503	380,151	(78)	(690,372)	56,204	—	56,204
Net increase (decrease) in Cash and Cash Equivalents	(294,361)	753,199	125	(939,470)	(480,507)	—	(480,507)

Information required by geographic area:

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico ThU.S.$	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$		ThU.S.$
Revenues from goods sale	3,409,152	524,976	630,440	1,041,285	454,498	191,060	6,251,411
Revenues from rendering of services	63,432	—	—	—	34,886	32	98,350

Revenues as of December 31, 2021	3,472,584	524,976	630,440	1,041,285	489,384	191,092	6,349,761

Non-current Assets at 12-31-2021 other than deferred tax	8,842,910	688,698	642,578	735,846	1,698,320	125,995	12,734,347

	Geographical area
2020	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from goods sale	2,573,641	379,200	414,622	829,497	333,104	132,248	4,662,312
Revenues from rendering of services	38,852	—	—	—	31,690	15	70,557

Revenues as of December 30, 2020	2,612,493	379,200	414,622	829,497	364,794	132,263	4,732,869

Non-current Assets at 12-31-2020 other than deferred tax	8,404,695	741,337	694,079	774,969	1,725,736	137,137	12,477,953

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2021	12-31-2020
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	56,949	55,000
Prepayment to amortize (insurance and others)	21,749	16,671
Recoverable taxes (GST and others)	83,996	91,337
Other current non-financial assets	5,196	5,589
Total	167,890	168,597

	12-31-2021	12-31-2020
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	72,054	91,441
Guarantee values	3,296	3,605
Recoverable taxes	4,605	14,437
Other non-current non-financial assets	8,594	3,731
Total	88,549	113,214

	12-31-2021	12-31-2020
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	125,657	698
ICMS, PIS-COFINS and other tax payables - Brazil	24,590	24,997
Other tax payable	17,618	17,851
Other Current non-financial liabilities	5,789	1,184
Total	173,654	44,730

(1)

In 2021, Arauco update the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends.

	12-31-2021	12-31-2020
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable - Brazil	74,780	82,033
Other non-current non-financial liabilities	2,226	1,270
Total	77,006	83,303

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.

As of December 31, 2021 Arauco in the Financial Statements has recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 125,012. As of November 5, 2021 Arauco paid ThU.S.$ 271,000 decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during this year, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2021 and 2020:

	Distributable Net Profit
	12-31-2021 ThU.S.$	09-30-2020 ThU.S.$
Net profit attributable to parent company	1,030,812	25,843
Adjustments:
Sale of lands	(167,802)	—
Biological assets
Unrealized gains/losses	(79,452)	(183,927)
Realized gains/losses	249,441	208,064
Deferred income taxes	(42,970)	(4,684)

Biological assets (net)	127,019	19,453

Total adjustments	(40,783)	19,453

Distributable Net Profit	990,029	45,296

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - December
	2021	2020
	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	1,030,812	25,843
Weighted average of number of shares	119,414,435	114,269,961
Basic and diluted earnings per share (in U.S.$ per share)	8.6322	(0.2262)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, we have developed programs aimed at strengthening the capacities of the health system, through massive sanitation and fumigation programs of common spaces in the suburbs where we are present in Chile and delivery of sanitary supplies and essential reagents for 8 thousand diagnostic tests in the Ñuble region. In addition, support has been provided in temperature taking points and sanitary barriers in coordination with authorities; contributuion of hospital equipment and mechanical fans in Curanilahue, Biobío region; support in the implementation of rest areas for hospital personnel and improvements in spaces within hospitals in Chile; and collaborated in research for the development of mechanical fans.

On the other hand, our employees have participated as volunteers to deliver food boxes, as part of the campaign promoted by the CPC to reach the most vulnerable families in the country. This initiative entailed deliverying 5,226 food boxes in 28 communes of Chile, and putting together a network of Arauco Chile seamstresses for the development of reusable masks. Support was also provided, through the Fundación AcercaRedes, to the economy of small producers in Chile and for thereopening of agricultura fairs, applying various sanitation actions and delivering health kits. A network of volunteers was also assembled to support families living in rural areas.

No significant economic impacts have been generated in the operations reflected in Arauco’s financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

December 31, 2021

Amounts in thousands of U.S. dollars, except as indicated

NOTE 28. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these consolidated financial statements for the period ended December 31, 2021 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 664 held on March 3, 2022.

Subsequent to December 31, 2021 and as of the date of issuance of these consolidated financial statements, there have been no events that could materially affect the presentation of these financial statements.

Arauco Press Release 4Q 2021

4Q 2021 RESULTS Highlights For more details on ARAUCO’s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES US$1,742.4 million ARAUCO’s revenues reached US$1,742.4 million during the fourth quarter of 2021. For FY 2021, our revenues reached US$6,349.8 million, a US$1,616.9 million increase when compared to the US$4,732.9 million of 2020. NET INCOME US$216.3 million ARAUCO’s net income was US$216.3 million in Q4. For FY 2021, our net income reached US$1,031.6 million, a US$1,006.3 million increase when compared to the US$25.3 million of 2020. ADJUSTED EBITDA US$640.4 million Adjusted EBITDA for Q4 reached US$640.4 million. For FY 2021, our Adjusted EBITDA reached US$2,493.4 million a 132.6% increase when compared to the US$1,071.8 million of 2020. NET DEBT TO EBITDA 1.83x Net Financial Debt increased by US$106.9 million. Net Financial Debt / LTM Adjusted EBITDA ratio reached 1.83x in this quarter, a decrease when compared to the 4.8x reached during the fourth quarter of 2020. CAPEX US$497.9 million CAPEX reached US$497.9 million during this quarter.

4Q 2021 RESULTS ARAUCO’s net income for the fourth quarter of 2021 was US$216.3 million, a decrease of US$295.2 million compared to the third quarter of 2021. Our Adjusted EBITDA was 30.6% lower than the third quarter of 2021, reaching US$640.4 million. Both decreases are mainly explained by the forestry asset sale that was accounted in the third quarter of 2021. Without considering that effect, the decrease in Adjusted EBITDA is of 7.7%. Overview Net Financial Debt increased by US$106.9 million or 2.4 % compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 1.83x, a decrease when compared to the 2.00x reached during the third quarter of 2021. In US$ Million Q4 2021 Q3 2021 Q4 2020 QoQ YoY YTD 2021 YTD 2020 YoY Acum Revenue 1,742.4 1,705.1 1,352.9 2.2% 28.8% 6,349.8 4,732.9 34.2% Net income 216.3 511.5 74.9 -57.7% 188.8% 1,031.6 25.3 3,976.7% Adjusted EBITDA 640.4 922.9 380.8 -30.6% 68.2% 2,493.4 1,071.8 132.6% Adjusted EBITDA Margin 36.8% 54.1% 28.1% -32.1% 30.6% 39.3% 22.6% 73.4% LTM Adj. EBITDA 2,493.4 2,233.8 1,071.8 11.6% 132.6% 2,493.4 1,071.8 132.6% CAPEX 497.9 364.5 459.8 36.6% 8.3% 1,556.1 1,740.5 -10.6% Net Financial Debt 4,570.2 4,463.3 5,129.2 2.4% -10.9% 4,570.2 5,129.2 -10.9% Net Financial Debt / LTM Adj. EBITDA 1.83x 2.00x 4.79x -8.3% -61.7% 1.83x 4.79x -61.7% Adjusted EBITDA and EBITDA Margin (in US$ Million) 17,6% 17,3% 19,6% 24,2% 28,1% 28,6% 35,1% 54,1% 36,8% 211,0 194,6 205,8 290,7 380,8 384,7 545,4 693,5 640,4 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Highlighted in cyan, the one-time effect of the forestry asset sale. FY 2019 1,147.4 FY 2020 1,071.8 FY 2021 2,493.4

4Q 2021 RESULTS Income Statement In US$ Million Q4 2021 Q3 2021 QoQ Revenues 1,742.4 1,705.1 2.2% Cost of sales (973.2) (923.4) 5.4% Distribution costs (196.5) (182.4) 7.8% Administrative expenses (152.2) (137.8) 10.4% Other income (26.6) 285.2 -109.3% Other expenses (68.6) (53.0) 29.4% Financial income 10.9 8.2 33.1% Financial costs (49.5) (52.3) -5.2% Share of profit (loss) of associates and joint ventures accounted for using equity method (0.1) 20.3 -100.5% Exchange rate differences (2.4) 10.8 122.4% Income before income tax 284.1 680.6 -58.3% Income tax (67.8) (169.1) -59.9% Net income 216.3 511.5 -57.7%

4Q 2021 RESULTS Revenues ARAUCO’s revenues reached US$1,742.4 million in the fourth quarter of 2021, an increase of 2.2 % when compared to the previous quarter. This variation is mostly explained by higher revenues in our wood products division, with an increase in average prices of 8.4%, partially offset by a decrease of 2.0% in sales volume. Additionally, revenues for our pulp division decreased by 1.1% or US$8.5 million. The following table shows a breakdown of our revenues by business segment: In US$ Million Q4 2021 Q3 2021 QoQ Pulp 752.4 760.8 -1.1% Wood Products 989.9 944.2 4.8% Total 1,742.4 1,705.1 2.2% 4Q 2021 Revenue’s breakdown Wood Products 56.8% Pulp and Forestry 43.2%

4Q 2021 RESULTS Cost of sales Increased by 5.4% or US$49.8 million compared to the third quarter of 2021. This is mostly explained by increases in timber and chemical costs, mostly associated to higher sales volume in our pulp division. In US$ Million Q4 2021 Q3 2021 QoQ Timber 203.9 159.8 27.6% Forestry labor costs 142.3 155.9 -8.7% Depreciation and amortization 101.4 96.1 5.5% Depreciation for right of use 11.2 10.2 9.2% Maintenance costs 65.4 68.1 -3.9% Chemical costs 156.4 144.1 8.5% Sawmill services 33.9 26.0 30.1% Other raw materials and indirect costs 95.8 107.7 -11.0% Energy and fuel 59.4 56.8 4.5% Cost of electricity 6.6 8.2 -19.0% Wage, salaries and severance indemnities 96.8 90.5 7.0% Cost of Sales 973.2 923.4 5.4% Administrative expenses Increased by 10.4 % or US$14.3 million, when compared to the previous quarter, mostly due to an increase in, (i) wages, salaries and severance indemnities, (ii) donations, contributions and scholarships, (iii) computer services and (iv) other administration expenses. In US$ Million Q4 2021 Q3 2021 QoQ Wages, salaries and severance indemnities 66.0 59.2 11.5% Marketing, advertising, promotion and publications 3.4 3.2 4.5% expenses Insurance 5.8 6.1 -4.3% Depreciation and amortization 10.0 9.7 3.9% Depreciation for the right of use 2.0 1.6 20.1% Computer services 8.0 6.3 26.1% Lease rentals (offices, warehouses and machinery) 0.7 1.4 -50.3% Donations, contributions, scholarships 4.6 1.6 199.3% Fees (legal and technical advisories) 9.5 10.4 -9.3% Property taxes, patents and municipality rights 5.5 6.3 -13.2% Other administration expenses 36.7 32.0 14.7% Administrative Expenses 152.2 137.8 10.4%

4Q 2021 RESULTS Distribution costs Distribution costs increased by 7.8%, or US$14.2 million due to an increase of 14% in freight costs, caused by pandemic-related logistic issues. In US$ Million Q4 2021 Q3 2021 QoQ Commissions 3.9 3.4 14.3% Insurance 1.3 0.9 41.4% Other selling costs 5.4 5.7 -5.0% Port services 14.6 13.9 5.0% Freight 167.3 146.7 14.0% Depreciation for the right of use 0.5 0.6 -20.6% Other shipping and freight costs 3.4 11.0 -68.8% Distribution Costs 196.5 182.4 7.8% Other income Decreased by US$311.8 million, mainly as a result of the one-time effect in gains on sales of assets during the third quarter of 2021. Additionally, during this quarter we made an adjustment in the fair value of biological assets, as a result of changes in estimated future volume coming from some properties, this was reflected in a loss of US$42.5 million for the quarter. In US$ Million Q4 2021 Q3 2021 QoQ Gain from changes in fair value of biological assets (42.5) 41.5 -202.6% Net income from insurance compensation 0.3 0.24 5.4% Leases received 0.5 0.45 13.3% Gains on sales of assets 4.4 233.6 -98.1% Tax recovery 1.7 - - Severance, payments — — — Profit on sales of permanent investments - - - Other operating results 9.1 9.45 -3.7% Government Subsidies - Other Income (26.6) 285.2 -109.3%

4Q 2021 RESULTS Other expenses Increased by 29.4 % or US$15.6 million when compared to the third quarter of 2021. This is mostly explained by an increase in loss of forests (mostly due to forestry fires in Uruguay and Chile) and other expenses. In US$ Million Q4 2021 Q3 2021 QoQ Legal payments 1.4 0.9 43.3% Impairment provision property, plant and equipment and others 33.4 31.0 7.8% Operating expenses related to plant stoppages 0.9 1.3 -29.7% Project expenses 4.5 4.8 -7.3% Loss (gain) from asset sales 2.4 4.4 -44.8% Loss and repair of assets 1.0 0.2 409.1% Loss of forests 16.5 4.2 295.2% Other taxes 4.0 3.7 9.3% Research and development expenses 0.0 0.8 -97.1% Other expenses (donations, repayments insurance) 4.6 1.7 166.1% Other expenses 68.6 53.0 29.4% Foreign exchange differences Showed a net loss of US$2.4 million, a US$ 13.3 million decrease when compared to the third quarter that ended with a US$10.8 million gain. The main significant effects are given by the variation of local currencies in the countries where we have industrial operations. Income tax For the fourth quarter, income tax expenses reached US$67.8 million, US$101.3 million lower than the US$169.1 million of the previous quarter. This is mainly as a result of a decrease in our pre-tax result owing to the one-time positive effect of the sale of forestry assets accounted in the third quarter.

4Q 2021 RESULTS Adjusted EBITDA Adjusted EBITDA for the fourth quarter of 2021 was US$640.4 million, a 30.6 % or US$282.6 million decrease when compared to the previous quarter. This is mainly explained by the effect of the forestry asset sale during the third quarter of 2021. We saw a decrease of 42.7% in the Adjusted EBITDA of our pulp business segment, mostly due to the one-time effect of the forestry assets sale. Additionally, there was a decrease of 5.5% in the Adjusted EBITDA of our wood products segment, mostly due to an increase in costs and a decrease in sales volume, which weren’t fully offset by increases in average prices. In US$ Million Q4 2021 Q3 2021 Q4 2020 QoQ YoY Net Income 216.3 511.5 74.9 -57.7% 188.8% Financial costs 49.5 52.3 66.1 -5.2% -25.0% Financial income (10.9) (8.2) (5.8) 33.1% 88.8% Income tax 67.8 169.1 49.6 -59.9% 36.8% EBIT 322.7 724.7 184.8 -55.5% 74.7% Depreciation & amortization 125.3 118.3 137.4 5.9% -8.8% EBITDA 448.0 843.0 322.2 -46.9% 39.1% Fair value cost of timber harvested 97.4 97.3 74.4 0.2% 30.9% Gain from changes in fair value of biological assets 42.5 (41.5) (52.9) -202.6% -180.4% Exchange rate differences 2.4 (10.8) 22.9 122.4% -89.4% Others (*) 49.9 34.9 14.2 43.0% 251.1% Adjusted EBITDA 640.4 922.9 380.8 -30.6% 68.2% (*) Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million) 922.9 (262.2) (18.7) (1.7) 640.4 Q3 2021 Pulp Wood Products Consolidation Adj. & Others Q4 2021

4Q 2021 RESULTS Pulp Business During the fourth quarter of 2021, pulp demand remained stable with some increase in activity on certain markets. Additionally, we observed relatively low levels of inventories due to logistic issues. Global BCP Shipments Change (tonnes) 2020 2021 % Var. China 20,860 18,655 -10.6% Europe 14,765 14,905 0.9% Other Asia 8,615 8,080 -6.2% USA 6,365 6,345 -0.3% Rest of the World 3,975 3,925 -1.3% Total 54,575 51,910 -4.9% Last 11 months, Jan-Nov 2020 and 2021. BCP stands for Bleached Chemical. Pulp Source: Hawkins Wright. In China, the demand for pulp stabilized but there was no reactivation as is normal in a fourth quarter. Inventories were affected by the complexity in the supply chain. The lifting of restrictions regarding energy consumption normalized the demand for pulp and helped to stabilize the decrease in prices that was seen during the third quarter. The price of long fiber pulp fell in October, stabilized in November and increased slightly in December. For short fiber, we observed a similar but more stable trend. The price gap between long and short fiber decreased again, reaching US$155 at the end of December 2021. The tissue industry continued to improve and other types of paper such as printing and writing remained relatively stable during the quarter, with some producers trying to implement price increases for their products. In Europe, pulp demand continued at good levels throughout the quarter, prices remained largely unchanged and at high levels. The tissue industry, P&W and others continue to be active and managed to transfer pulp, energy and logistics costs to prices. The tissue industry recovered mainly due to an improvement in the Away-From Home . The dissolving pulp market remained steady, with prices slightly declining due to lower demand. Nevertheless in general terms, it was a stable quarter. Production during the fourth quarter was slightly higher compared to the third quarter of 2021. Sales volume increased by 13.0% on a quarterly basis. Production and Sales Volume (In thousand tonnes) 925, 1,046, 958, 868, 968, 981 Q4 2020 Q 3 2021 Q4 2021 Production Sales

The Adjusted EBITDA for our pulp business segment reached US$352.1 million during this quarter, which translates to an 42.7% or US$262.2 million decrease compared to the third quarter of 2021. Pulp EBITDA Mg reached 46.8%, 33.9 4% lower than the previous quarter. 17,6% 17,3% 19,6% 24,2% 28,1% 28,6% 35,1% 54,1% 36,8% 140,0 151,5 168,2 171,7 214,8 210,3 329,9 229,4 384,9 352,1 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020, Q1 2021 Q2 2021 Q3 2021 Q4 2021 Highlighted in cyan, the one-time effect of the forestry asset sale. Programed Maintenance Stoppages (days) 2021 2022 Mill 4Q 1Q 2Q 3Q Arauco Line 2 15 Constitución 16 Licancel Nueva Aldea 15 Valdivia 15 Esperanza 28 Montes del Plata Maintenance stoppages: Planned Finished

4Q 2021 RESULTS Panels Revenues increased when compared to the third quarter, mainly as a result of an 5.6% increase in average prices. This was mostly due to supply issues at the industry level, and being able to transfer some of the increases in raw material costs to final consumer prices. Demand continued at high levels. The foregoing is explained by a strong demand for products of home improvement and remodeling. We observed this for most of our products, such as MDF, PB and mouldings, all of which had price increases. Production and Sales Volume: Panels (1) 1,565 1,543 1,578 1,582 1,600 1,506 (In thousand m3) Q4 2020 Q3 2021 Q4 2021 Production Sales Sawn timber Wood Products Business (1) Includes PB, MDF, OSB, HB, Composite Panels and Retail Panels. (2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets. Note: Sales include trading We observed strong demand and prices, especially for remanufactured wood products. Sawn Timber demand increased by the end of the third quarter, especially in the Asian market. Sales volume increased by 4.4 % while average prices increased by 3.6%. Production and Sales Volume: Sawn Timber (2) (In thousand m3) 690 675 702 572 687 590 Q4 2020 Q3 2021 Q4 2021 Production Sales Plywood Sales volume increased by 9.7%, partially offset by a decrease in average prices of 5.6%. The demand for plywood continued at high levels, all of this added to logistic difficulties of some of our competitors. Production and Sales Volume: Plywood (In thousand m3) 149 141 150 135 147 148 Q4 2020 Q3 2021 Q4 2021 Production Sales

Adjusted EBITDA for our wood products business was US$319.7 million during the fourth quarter of 2021, which translates to a 5.5% or US$18.7 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 32.3%, lower than the 35.8 % reached during the third quarter. 73 65 67 141 197 187 254 338 320 11.3% 10.1% 12.9% 20.2% 26.1% 24.3% 30.2% 35.8% 32.3% Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Adjusted EBITDA — EBITDA Mg

4Q 2021 RESULTS Capital Expenditures During this quarter, capital expenditures(*) reached US$497.9 million, US$133.4 million higher than the previous quarter. This is mostly explained by an increase in purchase and sale of property, plant and equipment. The biggest single item in CAPEX-related expenditures, were those related to the MAPA project. These expenditures reached approximately US$246.5 million, 4.5% higher when compared to the US$236.1 million spent in the MAPA project during the third quarter. US$ Million Q4 2021 Q3 2021 Q4 2020 YTD 2021 YTD 2020 Cash flow used to obtain control of subsidiaries or other businesses 0.8 - 4.1 (47.2) 4.1 Cash flow used to purchase in associates 3.0 - 0.1 7.8 15.4 Other cash payments to acquire interests in joint ventures 52.8 - - 52.8 - Purchase and sale of property, plant and equipment 379.8 333.9 403.6 1,316.8 1,501.3 Purchase and sale of intangible assets 3.6 0.9 2.2 7.0 12.4 Purchase of other long-term assets 57.9 29.7 49.8 218.9 207.4 Total CAPEX (*) 497.9 364.5 459.8 1,556.1 1,740.5 (*) On a cash basis.

4Q 2021 RESULTS Free Cash Flow During the fourth quarter, Free Cash Flow decreased by US$304.3 million compared to the third quarter, reaching outflows of US$133.0 million. Cash from Operations remained stable. Cash used in investment activities decreased US$157.7 million mostly due to positive impact of the cash inflows related to the recent sale of foretry assets. Cash used in financing activities increased US$468.4 million mostly due to the US$471 million we paid as dividends during the quarter. US$ Million Q4 2021 Q3 2021 Q4 2020 Adjusted EBITDA 640.4 922.9 380.8 Working Capital Variation 200.1 (423.6) (14.7) Interest paid and received (82.0) (33.9) (80.4) Income tax received (paid/refunded) 11.9 (26.1) (17.6) Other cash inflows (outflows) (228.0) 103.5 69.4 Cash from Operations 542.2 542.8 337.5 Capex (*) (497.9) (364.5) (459.8) Proceeds from investment activities 318.8 32.9 45.4 Other inflows of cash, net 3.9 (1.2) 2.1 Cash from (used in) Investment Activities (175.1) (332.8) (412.2) Dividends paid (471.0) - (0.6) Other inflows of cash, net (15.7) (18.3) (19.8) Proceeds from issue of shares 0.0 0 0 Cash from (used in) Financing Activities - Net of Proceeds and Repayments (486.7) (18.3) (20.3) Effect of exchange rate changes on cash and cash equivalents (13.4) (20.4) 15.4 Free Cash Flow (133.0) 171.3 (79.7) (*) On a cash basis. Net Debt Variation Q4 2021 – Q3 2021 (in US$ million) 4,463.3 (133.0) 23.3 (11.5) 14.3 4,570.2 Net Debt Q3 21 Free Cash Flow ECA Direct Payments Exchange rate/inflation variation Accrued Interest variation Leasing Variation Net Debt Q4 21

4Q 2021 RESULTS Cash Our cash position was US$1,011.1 million at the end of the fourth quarter, which translates to a 23.6 % decrease, equivalent to US$312.4 million, when compared to the end of the third quarter of 2021. The main effects were the Free Cash Flow of the quarter (negative 133.0 US$ million) and the net cash decrease of gross debt of US$179.3 million, including the US$126 million repurchase of our notes maturing on January 2022, which was announced on the Press Release of the third quarter. Additionally to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency Mexican Peso 2% Euro 1% Chilean Peso 0% Other Currencies 0% Argentinean Peso 11% Brazilian Real 16% U.S. Dollar 70% Cash by Instrument Money Market Funds 23% Time Deposits 25% Overnight Accounts 52%

4Q 2021 RESULTS Financial Debt ARAUCO’s total financial debt as of December 31, 2021 reached US$5,581.3 million, a decrease of 3.6 % or US$205.4 million when compared to September 31, 2021. Our consolidated net financial debt increased 2.4 % or US$106.9 million when compared with September 2021. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 1.83x, which compares to the 2.00x in the last quarter. This decrease is mainly explained by a 12% increase in LTM Adjusted EBITDA. In US$ Million Dec 2021 Sep 2021 Dec 2020 Short term financial debt 388.8 527.8 370.0 debt Long term financial debt 5.192.5 5.258.9 5.824.0 TOTAL FINANCIAL DEBT 5,581.3 5,786.7 6,194.0 Cash and cash equivalents 1,011.1 1,323.5 1,064.7 NET FINANCIAL DEBT 4,570.2 4,463.3 5,129.2 LTM Adjusted EBITDA 2,493.4 2,233.8 1,071.8 Net Financial Debt and Leverage (In US$ Million) 2.30x 4.88x 5.94x 5.43x 4.79x 3.98x 2.97x 2.00x 1.83x 4,017.8 4,817.2 5,050.0 4,901.7 5,129.2 5,025.5 4,760.3 4,463.3 4,570.2 Q2 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021

4Q 2021 RESULTS

Debt Profile and Structure

Financial Debt Profile

388
90
298
193
154
826
536
290
116
77
322
218
104
605
531
74
216
147
69
599
532
67
514
511
1.783
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
& thereafter
Bank Loans
Bonds

Debt by Currency

Debt by Instrument

Leasing 3%
Banks 18%
Bonds 79%

(*) UF is a Chilean monetary unit indexed to inflation.

4Q 2021 RESULTS Debt Profile and Structure Financial Debt Profile As of December 2021 short term bank obligations (which includes accrued interest) sum up US$298.2 million. Bank obligations include the following maturities: US$248.2 million in bank loans and US$50.0 million in leasing. Short term Bond obligations sum up US$90.4 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of December 31, 2021 (In US$ Million) 388 193 826 116 322 605 216 599 514 1.783 90 39 536 39 218 531 147 532 511 298 154 290 77 104 74 69 67 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 & thereafter Bank Loans Bonds Debt by Currency Debt by Instrument Other Currencies 11% UF (*) swapped to U.S. Dollar 19% U.S. Dollar 70% Leasing 3% Banks 18% Bonds 79% (*) UF is a Chilean monetary unit indexed to inflation.

4Q 2021 RESULTS Fourth Quarter Subsequent Events and News Forest Fires update During this forest fire season in Chile and as of February 25th, we have observed 1,369 fires (9% down when compared to last season’s 1,510). Nevertheless, these fires have been of greater intensity and have affected a higher number of hectares reaching 3,703 vs. last season’s 330 (must be noted though that the last season was in many ways an outlier, and the damages were significantly below the historical averages). This is mainly due to the current conditions in terms of temperature, winds and humidity. As part of our permanent efforts in fighting these fires, we have made more than 17 thousand airdrops of water, with more than 3 thousand flight hours. Also, 31% of the fires we have fought during this season have taken place in properties that belong to third-parties. Purchase of Remainder of Stocks in Arauco Florestal Arapoti On December 2nd, 2021, Arauco (via our subsidiary Arauco do Brasil), closed and executed a transaction with Stora Enso Amsterdam B.V. (“Stora Enso”) by means of which the latter sold Arauco all of its stock in Arauco Florestal Arapoti S.A. (“AFA”). The stock sold by Stora Enso to Arauco amounted to approximately 20% of the property of AFA, and the price paid for these stocks reached R$294,549,000.0 (equivalent to US$51.9 million). Prior to this transaction, Arauco already owned 80% of the property of AFA. AFA is a forestry company with approximately 49,000 hectares of forestry assets, of which 28,000 correspond to forest plantations. It is located in Paraná, Brasil.

4Q 2021 RESULTS Fourth Quarter Subsequent Events and News MAPA Project update MAPA Project overall progress as of the end of January 2022 was 92.8%. Construction work continues, as well as the commissioning and startup of some facilities and equipment. We now estimate the startup of the MAPA project will take place by the end of April 2022. Additionally, we have updated our estimate for the final investment of the project and we are now expecting it to be around 2.8 billion USD. Most of these expenses have already been made (approximately 2.5 billion as of the date of this Press Release). The existing eucalyptus line (Line 1) was shut down, in accordance with the environmental permit, on January 3rd 2022 (see next subsequent event). Permanent Shutdown of Arauco Line 1 On January 3rd, 2022, and after 50 years of operations, the last pulp bale produced at Arauco Line 1 left the production line, thus signaling the permanent shutdown of the mill. Part of our senior management joined together with plant personnel in a ceremony to mark such occasion.

4Q 2021 RESULTS UPCOMING EVENTS 4Q 2021 RESULTS CONFERENCE CALL Thursday, March 10, 2022 11:00 Santiago Time 09:00 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Marcelo Reyes Intveen Investor Relations marcelo.reyes@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl

4Q 2021 RESULTS Financial Statements Income Statement In US$ Million Q4 2021 Q3 2021 Q4 2020 YTD 2021 YTD 2020 Revenues 1,742.4 1,705.1 1,352.9 6,349.8 4,732.9 Cost of sales (973.2) (923.4) (933.8) (3,681.6) (3,445.3) Gross profit 769.2 781.6 419.1 2,668.2 1,287.6 Other income (26.6) 285.2 108.2 379.0 283.8 Distribution costs (196.5) (182.4) (145.9) (683.0) (535.7) Administrative expenses (152.2) (137.8) (133.7) (577.1) (510.1) Other expenses (68.6) (53.0) (41.5) (192.1) (182.9) Financial income 10.9 8.2 5.8 33.5 29.4 Financial costs (49.5) (52.3) (66.1) (220.0) (268.2) Share of profit (loss) of associates and joint ventures accounted for using equity method (0.1) 20.3 1.5 31.4 2.3 Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences (2.4) 10.8 (22.9) (5.3) (39.1) Income before income tax 284.1 680.6 124.5 1,434.5 67.2 Income tax (67.8) (169.1) (49.6) (402.9) (41.8) Net income 216.3 511.5 74.9 1,031.6 25.3 Profit attributable to parent company 216.8 511.1 75.2 1,030.8 25.8 Profit attributable to non-parent company (0.5) 0.4 (0.3) 0.8 (0.5)

4Q 2021 RESULTS Balance Sheet In US$ Million 31-12-2021 30-09-2020 31-12-2020 Cash and cash equivalents 1,011.1 1,323.5 1,064.7 Other financial current assets 5.9 16.5 1.8 Other current non-financial assets 167.9 174.9 168.6 Trade and other receivables-net 979.9 1.248.2 737.4 Related party receivables 5.6 7.3 6.3 Inventories 1,172.2 1,081.2 938.3 Biological assets, current 329.6 315.0 302.7 Tax assets 233.1 104.8 320.7 Non-Current Assets classified as held for sale 14.2 14.5 3.9 Total Current Assets 3,919.3 4,285.7 3,544.3 Other non-current financial assets 10.5 9.4 29.0 Other non-current and non-financial assets 88.5 99.4 113.2 Non-current receivables 14.3 14.9 16.6 Investments accounted through equity method 336.6 333.3 316.9 Intangible assets 84.2 94.2 102.1 Goodwill 57.7 58.1 59.6 Property, plant and equipment 9,133.5 8,942.1 8,544.4 Biological assets, non-current 3,008.9 3,134.7 3,296.1 Deferred tax assets 7.6 5.2 6.0 Total Non-Current Assets 12,742.0 12,691.4 12,484.0 TOTAL ASSETS 16,661.3 16,977.1 16,028.3 Other financial liabilities, current 389.0 527.8 370.8 Trade and other payables 731.5 705.3 626.5 Related party payables 2.6 7.6 3.7 Other provisions, current 0.3 0.4 0.4 Tax liabilities 128.0 94.3 44.7 Current provision for employee benefits 4.6 5.9 6.8 Other non-financial liabilities, current 173.7 519.4 44.7 Total Current Liabilities 1,429.6 1,860.7 1,097.6 Other non-current financial liabilities 5,488.6 5,571.8 5,862.8 Trade and Other payables non-current 2.3 0.0 0.0 Other provisions, non-current 29.5 28.8 30.5 Deferred tax liabilities 1,747.8 1,564.5 1,463.9 Non-current provision for employee benefits 68.0 67.9 74.6 Other non-financial liabilities, non-current 77.0 79.6 83.3 Total Non-Current Liabilities 7,413.2 7,312.5 7,515.1 Non-parent participation 7.8 25.7 30.9 Net equity attributable to parent company 7,810.7 7,778.1 7,384.7 TOTAL LIABILITIES AND EQUITY 16,661.3 16,977.1 16,028.3

4Q 2021 RESULTS Cash Flow Statement US$ Million Q4 2021 Q3 2021 Q4 2020 YTD 2021 YTD 2020 Receipts from sales of goods and rendering of services 1,898.1 1,659.4 1,349.1 6,389.9 4,911.1 Other cash receipts (payments) 100.6 57.2 140.0 357.3 462.6 Payments of suppliers and personnel (less) (1,386.0) (1,115.9) (1,053.6) (4,694.6) (4,008.3) Interest paid and received (82.0) (33.9) (80.4) (228.0) (247.6) Income tax paid 11.9 (26.1) (17.6) 115.8 18.7 Other (outflows) inflows of cash, net (0.3) 2.1 (0.0) (0.5) 5.6 Net Cash Provided by (Used in) Operating Activities 542.2 542.8 337.5 1,939.9 1,142.1 Capital Expenditures (497.9) (364.5) (459.8) (1,556.1) (1,740.5) Other investment cash flows 322.7 31.7 47.5 366.5 61.6 Net Cash Provided by (Used in) Investing Activities (175.1) (332.8) (412.2) (1,189.6) (1,678.9) Proceeds from borrowings 111.8 51.2 22.3 168.0 412.1 Repayments of borrowings (291.1) (32.7) (40.5) (596.5) (520.5) Dividends paid (471.0) 0.0 (0.6) (471.2) (1.0) Other inflows of cash, net (15.7) (18.3) (19.8) (69.8) 165.6 Proceeds from Issue of Shares 0.0 0.0 0.0 200.0 250.0 Net Cash Provided by (Used in) Financing Activities (666.0) 0.1 (38.6) (769.5) 56.2 Total Cash Inflow (Outflow) of the Period (298.9) 210.1 (113.4) (19.1) (480.5) Effect of exchange rate changes on cash and cash equivalents (13.4) (20.4) 15.4 (34.5) (14.8) Cash and Cash equivalents at beginning of the period 1,323.5 1,133.7 1,162.7 1,064.7 1,560.0 Cash and Cash Equivalents at end of the Period 1,011.1 1,323.5 1,064.7 1,011.1 1,064.7

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 29, 2022	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer